                                                      Filed Pursuant to
                                                      Rule 424(b)(2)
                                                      Registration No. 333-25717


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO WHICH IT RELATES WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS TO WHICH IT RELATES SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion)
(To Prospectus dated May 14, 1997)
Issued June 5, 1997

                               10,200,000 Shares

                          [FELCOR SUITES HOTELS LOGO]
                                  COMMON STOCK
                            ------------------------

   FELCOR SUITE HOTELS, INC. (TOGETHER WITH ITS SUBSIDIARIES, "COMPANY") IS A SELF-ADMINISTERED EQUITY REAL ESTATE INVESTMENT TRUST ("REIT") THAT PRESENTLY
  OWNS INTERESTS IN 59 HOTELS LOCATED IN 24 STATES WITH AN AGGREGATE OF 13,903 SUITES ("CURRENT HOTELS"). THE COMPANY INTENDS TO UTILIZE THE NET PROCEEDS FROM
 THE SALE OF SHARES OF COMMON STOCK OFFERED HEREBY TO ACQUIRE FIVE SHERATON(R) HOTELS, FOUR DOUBLETREE GUEST SUITES(R) HOTELS AND TWO EMBASSY SUITES(R) HOTELS
 (COLLECTIVELY, "ACQUISITION HOTELS") AND TO REPURCHASE 1,200,000 SHARES OF ITS
     OUTSTANDING COMMON STOCK FROM A SUBSIDIARY OF PROMUS HOTEL CORPORATION ("PROMUS"). SEE "USE OF PROCEEDS." EIGHT OF THE ACQUISITION HOTELS ARE ALL-SUITE
    HOTELS, WHILE THREE OF THE SHERATON HOTELS REPRESENT THE COMPANY'S FIRST ACQUISITIONS OF UPSCALE, FULL-SERVICE, NON-SUITE HOTELS. ALL OF THE ACQUISITION HOTELS WILL CONTINUE TO BE OPERATED UNDER THEIR EXISTING BRANDS BY AFFILIATES OF
                          THE RESPECTIVE BRAND OWNERS.
                            ------------------------

  OF THE 10,200,000 SHARES OF COMMON STOCK BEING OFFERED, 8,160,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS
 AND 2,040,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND
  CANADA BY THE INTERNATIONAL UNDERWRITERS. ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ("OFFERING") ARE BEING SOLD BY THE COMPANY. THE COMMON STOCK IS
   TRADED ON THE NEW YORK STOCK EXCHANGE ("NYSE") UNDER THE SYMBOL "FCH." THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NYSE ON JUNE 3, 1997 WAS
                               $37 3/8 PER SHARE.
                            ------------------------

 THE COMPANY HAS PAID REGULAR QUARTERLY DISTRIBUTIONS ON ITS COMMON STOCK SINCE ITS INCEPTION AND EXPECTS A SECOND QUARTER DISTRIBUTION OF $.50 PER SHARE TO BE
  PAID ON JULY 31, 1997 TO SHAREHOLDERS OF RECORD ON JULY 15, 1997, INCLUDING PURCHASERS OF THE COMMON STOCK OFFERED HEREBY WHO HOLD SUCH SHARES THROUGH THE
   RECORD DATE. TO PRESERVE ITS REIT STATUS, THE COMPANY'S CHARTER LIMITS THE COMMON STOCK THAT MAY BE OWNED BY ANY SINGLE PERSON OR AFFILIATED GROUP TO 9.9%
   OF THE OUTSTANDING SHARES AND RESTRICTS THE TRANSFERABILITY THEREOF UNDER
                             CERTAIN CIRCUMSTANCES.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE S-13 HEREIN AND ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                                     UNDERWRITING
                                                        PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                         PUBLIC     COMMISSIONS(1)   COMPANY(2)
                                                        --------    --------------  -----------
Per Share...........................................       $              $              $
Total(3)............................................  $                   $         $

------------

  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
  (2) Before deducting expenses payable by the Company estimated at $450,000.
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,530,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and
      proceeds to Company will be $        , $        and $        ,
      respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery of the shares of the Common Stock will be made on or about June , 1997, at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

                      Joint Lead Managers and Bookrunners

MORGAN STANLEY DEAN WITTER                                     SMITH BARNEY INC.
                            ------------------------

ALEX. BROWN & SONS
       Incorporated
                  MONTGOMERY SECURITIES
                                   PAINEWEBBER INCORPORATED
                                                SALOMON BROTHERS INC

June   , 1997

          ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS SUPPLEMENT PROSPECTUS SUPPLEMENT (Subject to Completion)
(To Prospectus dated May 14, 1997)
Issued June 5, 1997

                               10,200,000 Shares

                          [FELCOR SUITES HOTELS LOGO]
                                  COMMON STOCK
                            ------------------------

   FELCOR SUITE HOTELS, INC. (TOGETHER WITH ITS SUBSIDIARIES, "COMPANY") IS A SELF-ADMINISTERED EQUITY REAL ESTATE INVESTMENT TRUST ("REIT") THAT PRESENTLY
  OWNS INTERESTS IN 59 HOTELS LOCATED IN 24 STATES WITH AN AGGREGATE OF 13,903 SUITES ("CURRENT HOTELS"). THE COMPANY INTENDS TO UTILIZE THE NET PROCEEDS FROM
 THE SALE OF SHARES OF COMMON STOCK OFFERED HEREBY TO ACQUIRE FIVE SHERATON(R) HOTELS, FOUR DOUBLETREE GUEST SUITES(R) HOTELS AND TWO EMBASSY SUITES(R) HOTELS
 (COLLECTIVELY, "ACQUISITION HOTELS") AND TO REPURCHASE 1,200,000 SHARES OF ITS
     OUTSTANDING COMMON STOCK FROM A SUBSIDIARY OF PROMUS HOTEL CORPORATION ("PROMUS"). SEE "USE OF PROCEEDS." EIGHT OF THE ACQUISITION HOTELS ARE ALL-SUITE
    HOTELS, WHILE THREE OF THE SHERATON HOTELS REPRESENT THE COMPANY'S FIRST ACQUISITIONS OF UPSCALE, FULL-SERVICE, NON-SUITE HOTELS. ALL OF THE ACQUISITION HOTELS WILL CONTINUE TO BE OPERATED UNDER THEIR EXISTING BRANDS BY AFFILIATES OF
                          THE RESPECTIVE BRAND OWNERS.
                            ------------------------

  OF THE 10,200,000 SHARES OF COMMON STOCK BEING OFFERED, 2,040,000 SHARES ARE
      BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 8,160,000 SHARES ARE BEING OFFERED INITIALLY IN
  THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ("OFFERING") ARE BEING SOLD BY THE COMPANY. THE
COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE ("NYSE") UNDER THE SYMBOL
 "FCH." THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NYSE ON JUNE 3,
                          1997 WAS $37 3/8 PER SHARE.
                            ------------------------

 THE COMPANY HAS PAID REGULAR QUARTERLY DISTRIBUTIONS ON ITS COMMON STOCK SINCE ITS INCEPTION AND EXPECTS A SECOND QUARTER DISTRIBUTION OF $.50 PER SHARE TO BE
  PAID ON JULY 31, 1997 TO SHAREHOLDERS OF RECORD ON JULY 15, 1997, INCLUDING PURCHASERS OF THE COMMON STOCK OFFERED HEREBY WHO HOLD SUCH SHARES THROUGH THE
   RECORD DATE. TO PRESERVE ITS REIT STATUS, THE COMPANY'S CHARTER LIMITS THE COMMON STOCK THAT MAY BE OWNED BY ANY SINGLE PERSON OR AFFILIATED GROUP TO 9.9%
   OF THE OUTSTANDING SHARES AND RESTRICTS THE TRANSFERABILITY THEREOF UNDER
                             CERTAIN CIRCUMSTANCES.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE S-13 HEREIN AND ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                                     UNDERWRITING
                                                        PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                         PUBLIC     COMMISSIONS(1)   COMPANY(2)
                                                        --------    --------------  -----------
Per Share...........................................       $              $              $
Total(3)............................................  $                   $         $

------------

  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
  (2) Before deducting expenses payable by the Company estimated at $450,000.
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,530,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and
      proceeds to Company will be $        , $        and $        ,
      respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery of the shares of the Common Stock will be made on or about June , 1997, at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

                      Joint Lead Managers and Bookrunners

MORGAN STANLEY DEAN WITTER                                     SMITH BARNEY INC.
                            ------------------------
ALEX. BROWN & SONS
       International
        MONTGOMERY SECURITIES
                 PAINEWEBBER INTERNATIONAL
                          SALOMON BROTHERS INTERNATIONAL LIMITED
June   , 1997

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO WHICH IT RELATES WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS TO WHICH IT RELATES SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   [PICTURES]

Caption: "FelCor Suite Hotels, Inc."

Map of U.S. Depicting Locations of Current and Acquisition Hotels, Identified as Embassy Suites, Doubletree Guest Suites, Sheraton Hotels or Hilton Suites.

1.      First Picture -- Color photo of exterior of Embassy Suites hotel.
        Caption: "Burlingame, California" with Embassy Suites logo beneath.

2. Second Picture -- Color photo of exterior of Doubletree Guest Suites hotel. Caption: "Austin, Texas" with Doubletree Hotel Corporation logo beneath.

3.      Third Picture -- Color photo of exterior of Sheraton hotel. Caption:
        "Dallas, Texas" with Sheraton Hotels & Resorts ITT logo beneath.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor do they constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
  Prospectus Supplement Summary.............................   S-5
  Risk Factors..............................................  S-13
  Recent Developments.......................................  S-14
  Use of Proceeds...........................................  S-19
  Price Range of Common Stock and Distribution Policy.......  S-20
  Capitalization and Debt Structure.........................  S-21
  Selected Financial Information............................  S-23
  Business and Properties...................................  S-26
  Management................................................  S-34
  Principal Shareholders....................................  S-36
  Federal Income Tax Considerations.........................  S-37
  Underwriting..............................................  S-42
  Legal Matters.............................................  S-45
  Experts...................................................  S-45
PROSPECTUS
  Available Information.....................................     2
  Incorporation of Certain Documents by Reference...........     2
  The Company...............................................     3
  Risk Factors..............................................     5
  Use of Proceeds...........................................    14
  Ratio of Earnings to Fixed Charges........................    15
  Distribution Policy.......................................    15
  Description of Debt Securities............................    15
  Description of Preferred Stock............................    26
  Description of Series A Preferred Stock...................    31
  Description of Common Stock...............................    36
  Description of Common Stock Warrants......................    37
  Certain Charter, Bylaw and Statutory Provisions...........    38
  Partnership Agreement.....................................    42
  Federal Income Tax Considerations.........................    44
  Plan of Distribution......................................    58
  Legal Matters.............................................    59
  Experts...................................................    59

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary information is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. The information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option, unless otherwise indicated. The offering of 10,200,000 shares of Common Stock made hereby is referred to herein as the "Offering." Capitalized terms not defined in the Prospectus Supplement Summary and used in the Prospectus Supplement Summary shall have the meanings set forth elsewhere in this Prospectus Supplement or the accompanying Prospectus. Unless the context otherwise requires, as used herein the term "Company" shall mean and refer to the business and assets of FelCor Suite Hotels, Inc., FelCor Suites Limited Partnership and their respective subsidiaries, on a consolidated basis. This Prospectus Supplement and the accompanying Prospectus, as well as certain of the information incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" beginning on page S-13 of this Prospectus Supplement and page 5 of the accompanying Prospectus.

                                  THE COMPANY

     FelCor Suite Hotels, Inc. is a self-administered equity REIT that owns an approximate 90.2% general partner interest in FelCor Suites Limited Partnership ("Partnership"), which holds the Company's interests in the Current Hotels. The 59 Current Hotels include 49 Embassy Suites(R) hotels, one hotel in Myrtle Beach, South Carolina, that is in the process of conversion to an Embassy Suites hotel, eight Doubletree Guest Suites(R) hotels, and one Hilton Suites(R) hotel. The Current Hotels have an aggregate of 13,903 suites and are located in 24 states. Forty-eight of the Current Hotels are managed by Promus, which is the largest operator of full-service, all-suite hotels in the United States.

     The Company has entered into letters of intent or agreements to acquire the Acquisition Hotels, consisting of (i) eight all-suite hotels (four Doubletree Guest Suites hotels, two Embassy Suites hotels and two Sheraton Suites hotels) with an aggregate of 1,807 suites and (ii) three upscale, full-service Sheraton hotels with an aggregate of 1,282 rooms. Upon completion of the Offering, the Company will have a total market capitalization, based upon the closing price of the Common Stock on June 3, 1997, of approximately $2.0 billion, and its total debt will be approximately 19% of its total market capitalization.

     From January 1996 through the first quarter of 1997, the Company has experienced significant internal and external growth. During this period the
Company:

     - acquired interests in 38 hotels with 9,215 suites for approximately $770 million, resulting in an increase in its portfolio of suites by approximately 210%;

     - completed the renovation of 25 hotels, including 5,842 suites, at an aggregate cost of approximately $55.0 million and added 48 suites to two of its existing hotels at a cost of approximately $5.3 million;

     - achieved a 10.6% increase in revenue per available suite or room ("REVPAR") of the Current Hotels from $76.11 for the three months ended March 31, 1996 to $84.21 for the three months ended March 31, 1997, including a REVPAR increase of 16.6% with respect to the CSS Hotels (as defined below) between such periods; achieved a 12.2% increase in REVPAR of the Current Hotels from $75.96 for the five months ended May 31, 1996 to $85.19 for the five months ended May 31, 1997, including a REVPAR increase of 21.3% with respect to the CSS Hotels between such periods;

     - increased the quarterly dividend on its Common Stock from $0.46 to $0.50 per share, an increase of approximately 9%, and reduced its payout ratio of Funds From Operations ("FFO") from 80% in 1995 to 72% in 1996; and

     - obtained what the Company believes to be the first syndicated unsecured line of credit granted to a public hotel REIT, increased the amount available thereunder from $250 million to $400 million and is currently negotiating to increase the facility to $500 million.

     The Company's senior management includes Hervey A. Feldman, Chairman of the Board, and Thomas J. Corcoran, Jr., President and Chief Executive Officer. Mr. Feldman has been engaged in the hotel business for approximately 30 years, including serving as the founding President and Chief Executive Officer of Embassy Suites (the predecessor of Promus) from January 1983 to May 1990 and as its Chairman of the Board from June 1990 until January 1992. Mr. Corcoran has been engaged in the hotel and restaurant business since 1979, with experience in the development, financing and acquisition of hotel and restaurant properties. Messrs. Feldman and Corcoran are the co-founders of the Company, which was formed through a merger with entities originally formed in 1991. Messrs. Feldman and Corcoran, together with other executive officers and directors of the Company, will beneficially own, after consummation of the Offering, an aggregate of approximately 3.5% of the outstanding Common Stock and units of limited partner interest in the Partnership ("Units"), which, at June 3, 1997, had an aggregate market value of approximately $48.4 million.

     The Company's executive offices are located at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062. The Company may also be reached by telephone at
(972) 444-4900, by facsimile transmission at (972) 444-4949, or by e-mail addressed to information@felcor.com. Additional information regarding the Company may be obtained from its Internet web site at http://www.felcor.com.

                               BUSINESS STRATEGY

GROWTH STRATEGY

     The Company seeks to increase operating cash flow and enhance shareholder value through both internal growth and acquisitions. The Company's internal growth strategy is to utilize its asset management expertise to improve the quality of its hotels through renovating, upgrading and repositioning, thereby improving the revenue performance of the hotels, and to participate, through its leases, in any growth in revenues at its hotels. The Company's acquisition growth strategy remains focused primarily upon the purchase of additional existing or newly developed hotels that meet the Company's investment criteria. The Company also may construct additional suites and/or meeting space at certain of its hotels if market and other conditions warrant. The Company currently is adding an aggregate of 253 suites at three of its existing hotels at an aggregate estimated cost of approximately $26.0 million.

     As part of its internal growth strategy, the Company converted the 18 Crown Sterling Suites(R) hotels ("CSS Hotels") acquired in late 1995 and early 1996 to Embassy Suites hotels (16 hotels) and Doubletree Guest Suites hotels (two hotels), investing over $50 million in the complete renovation and upgrade of such hotels. As a consequence, REVPAR of the CSS Hotels for the quarter ended March 31, 1997 increased approximately 16.6% over the quarter ended March 31, 1996 and approximately 21.3% between the five month periods ended May 31, 1997 and May 31, 1996.

     The Company intends to continue to focus its acquisition strategy primarily upon the purchase of upscale, full-service hotels (both all-suite and non-suite) that will fit within one of the Company's premium brand owner/manager alliances with Promus and Doubletree and its most recent alliance with ITT Sheraton Corporation ("Sheraton"). The Company believes that it has benefitted, and will continue to benefit, from its strong relationships with its brand owner/managers.

STRATEGIC RELATIONSHIPS

     The Company's primary business objectives are to (i) focus on sound hotel selection, (ii) add value to its hotels through active asset management and the strategic application of capital, and (iii) build solid working relationships with, and be the "owner-of-choice" for, selected premium, full-service hotel brand owner/managers who are willing to commit to the on-going success of the hotels they license/manage for the

Company. The Company currently maintains brand owner/manager relationships with Promus and Doubletree and has announced a new strategic relationship with Sheraton.

     Promus Hotel Corporation is the owner of the Embassy Suites brand and the manager of 48 of the Company's Current Hotels. The relationship with Promus has provided the foundation for the Company's historical growth and includes (i) a substantial continuing equity investment by Promus in the Company, (ii) a 50% equity interest in 12 of the Current Hotels, (iii) agreements to make subordinated loans to the Lessee (in support of the Lessee's obligations under certain Percentage Leases), (iv) the guaranty of a $25 million loan to the Company and (v) a recently announced agreement to develop five to ten new Embassy Suites hotels at mutually agreed locations for acquisition by new joint ventures with the Company.

     Doubletree Hotels Corporation is the owner of the nation's second largest full-service, all-suite hotel brand, Doubletree Guest Suites, and is (and is expected to continue as) the manager of all of the Current Hotels and Acquisition Hotels operated under such brand. As part of its relationship with the Company, Doubletree (i) has acquired a 10% equity interest in three of the Current Hotels, (ii) has agreed to make subordinated loans to the Lessee (in support of the Lessee's obligations under certain Percentage Leases), (iii) has subordinated certain of its customary fees to the Lessee's obligations under applicable Percentage Leases and (iv) has granted the Lessee, under its management agreements, certain performance-based termination rights.

     ITT Sheraton Corporation is the owner of the Sheraton brand and one of the world's largest hotel companies, with more than 410 hotels in over 60 countries. The Company recently announced a strategic relationship with Sheraton, which resulted from discussions over the past year. Under the new arrangement, Sheraton has agreed (i) to provide its brand and management expertise to the Company under long-term management contracts, (ii) to assist the Company in identifying new hotel investment opportunities for operation under the Sheraton name, (iii) in certain instances, to make subordinated loans to the Lessee (in support of the Lessee's obligations under Percentage Leases), (iv) to subordinate for designated periods of time certain of its customary fees to the Lessee's obligations under applicable Percentage Leases, and (v) to grant the Lessee termination rights in the event of a change in control of ITT Corporation ("ITT") or in the event Sheraton fails to meet certain performance-based standards. This new strategic alliance, coupled with the purchase of five Sheraton hotels (including three non-suite hotels), provides the Company with its first entry into the upscale, full-service, non-suite hotel market and should provide the Company with substantial opportunities for future growth.

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

     During the first quarter of 1997, the Company completed, in four separate transactions, the acquisition of interests in 15 hotels with an aggregate of 3,446 suites at an aggregate purchase price of approximately $252 million, including approximately $43.0 million in existing debt. Subsequent to March 31, 1997, the Company acquired a 50% interest in the 261-suite San Antonio (Airport), Texas Embassy Suites hotel for approximately $12.7 million in cash, Units and the Company's share of existing debt. The hotels so acquired consisted of the following:

                                                                                  PERCENTAGE
          HOTEL LOCATION                      BRAND           NUMBER OF SUITES   OWNERSHIP(1)
          --------------                      -----           ----------------   ------------
Atlanta (Perimeter Center),
  Georgia..........................  Embassy Suites                  241              50%
Austin (Airport North), Texas......  Embassy Suites                  261              50
Covina, California.................  Embassy Suites                  264              50
Kansas City (Country Club Plaza),
  Missouri.........................  Embassy Suites                  266              50
Los Angeles (LAX Airport North),
  California.......................  Embassy Suites                  215             100
Overland Park, Kansas..............  Embassy Suites                  199              50
Raleigh, North Carolina............  Embassy Suites                  225              50
San Antonio (Airport), Texas.......  Embassy Suites                  261              50
San Antonio (Northwest), Texas.....  Embassy Suites                  217              50
Secaucus, New Jersey...............  Embassy Suites                  261              50
Austin (Downtown), Texas...........  Doubletree Guest Suites         189              90
Baltimore, Maryland................  Doubletree Guest Suites         251              90
Bloomington, Minnesota.............  Doubletree Guest Suites         219             100
Dana Point, California.............  Doubletree Guest Suites         198             100
Omaha, Nebraska....................  Doubletree Guest Suites         189             100
Troy, Michigan.....................  Doubletree Guest Suites         251              90
                                                                  ------
          Total....................                                3,707
                                                                  ======

---------------

(1) Where the percentage ownership is less than 100%, the remaining ownership interest, in each case, is held by Promus or Doubletree, as the brand owner/manager.

PROPOSED ACQUISITIONS

  Acquisition Hotels

     The Company has entered into letters of intent or agreements to acquire 100% interests in the Acquisition Hotels from various sellers at an aggregate cost of approximately $330 million. The Acquisition Hotels consist of (i) eight all-suite hotels (four Doubletree Guest Suites hotels, two Embassy Suites hotels and two Sheraton Suites hotels) with an aggregate of 1,807 suites and (ii) three upscale, full-service Sheraton hotels with an aggregate of 1,282 rooms. The following table sets forth a summary of the Acquisition Hotels:

                                                                             NUMBER OF
                HOTEL LOCATION                            BRAND             SUITES/ROOMS
                --------------                            -----             ------------
Atlanta (Airport), Georgia.....................  Sheraton                        395
Dallas (Park Central), Texas...................  Sheraton                        545
Phoenix (Crescent), Arizona....................  Sheraton                        342
Atlanta (Galleria), Georgia....................  Sheraton Suites                 278
Chicago (O'Hare), Illinois.....................  Sheraton Suites                 297
Lake Buena Vista (Disney World(R)), Florida....  Doubletree Guest Suites         229
Nashville (Airport), Tennessee.................  Doubletree Guest Suites         138
Raleigh/Durham, North Carolina.................  Doubletree Guest Suites         203
Tampa (Rocky Point), Florida...................  Doubletree Guest Suites         203
Dallas (Market Center), Texas..................  Embassy Suites                  244
Syracuse, New York.............................  Embassy Suites                  215
                                                                               -----
          Total................................                                3,089
                                                                               =====

     As used herein, the term "Hotels" means the Current Hotels and the Acquisition Hotels, collectively. See "Risk Factors -- Risk that Pending Acquisitions Will Not Close."

  Other Potential Hotel Transactions

     The Company is in various stages of evaluation and negotiation with respect to a number of other available hotel transactions which, if the Company were to elect to pursue all of such transactions, could require additional investment by the Company of more than $250 million. Due to the preliminary status of such negotiations and evaluations, no assurance can be given that the Company will elect to pursue, or succeed in the completion of, any of such transactions.

                                  THE OFFERING


Common Stock offered for sale in the
  Offering...................................  10,200,000 shares
Common Stock to be outstanding after the
  Offering...................................  35,587,733 shares(1)
Use of Proceeds..............................  To fund the purchase of the Acquisition Hotels and to repurchase 1,200,000 outstanding shares of Common
                                               Stock from Promus and, pending such application, for
                                               the temporary reduction of indebtedness. See "Use of
                                               Proceeds."
Distributions................................  The Company has paid regular quarterly distributions on its Common Stock since its inception and expects a
                                               second quarter distribution of $0.50 per share to be
                                               paid on July 31, 1997 to shareholders of record on
                                               July 15, 1997, including purchasers of the Common
                                               Stock offered hereby who hold such shares through the
                                               record date.
NYSE Symbol..................................  "FCH"

---------------

(1) After application of the proceeds of the Offering to repurchase 1,200,000 outstanding shares of Common Stock from Promus. Excludes (a) 2,904,491 shares of Common Stock issuable at the option of the Company (in lieu of cash) upon the redemption of a like number of outstanding Units, (b) 4,689,960 shares of Common Stock issuable upon conversion of the Company's outstanding $1.95 Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and (c) 1,264,500 shares of Common Stock issuable upon the exercise of outstanding stock options granted to employees of the Company.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth summary historical and pro forma consolidated financial information for the Company. The following information should be read in conjunction with (i) the historical financial statements and notes thereto for the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997, and (ii) the Company's Current Report on Form 8-K dated June 4, 1997, all of which are incorporated by reference in this Prospectus Supplement. In the opinion of management, the financial data as of March 31, 1996 and 1997 and for the three months ended March 31, 1996 and 1997 include all adjustments necessary to present fairly the information set forth therein.

     The pro forma operations and other data for the year ended December 31, 1996 and for the three months ended March 31, 1997 have been prepared as if the purchase of each of the hotels acquired in 1996 and 1997 and the Acquisition Hotels, the Series A Preferred Stock offering in the second quarter of 1996, the Common Stock offering in the first quarter of 1997 and the Offering had been consummated on January 1, 1996 and the pro forma balance sheet data has been prepared as if the purchase of the Acquisition Hotels and one Current Hotel acquired after March 31, 1997 and the Offering had been consummated on March 31, 1997. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the Company's future financial position and results of operations.

                           FELCOR SUITE HOTELS, INC.
                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        HISTORICAL
                                        PERIOD FROM
                                       JULY 28, 1994                                                 THREE MONTHS ENDED
                                       (INCEPTION OF         YEAR ENDED DECEMBER 31,                      MARCH 31,
                                        OPERATIONS)    -----------------------------------   -----------------------------------
                                          THROUGH            HISTORICAL          PRO FORMA         HISTORICAL         PRO FORMA
                                       DECEMBER 31,    -----------------------   ---------   ----------------------   ----------
                                           1994           1995         1996       1996(1)      1996         1997       1997(1)
                                       -------------   ----------   ----------   ---------   ---------   ----------   ----------
OPERATING DATA:
Percentage lease revenue(2)..........    $   6,043     $  23,787    $  97,950    $169,713    $  23,976   $   35,370   $   49,629
Net income applicable to common
  shareholders.......................        2,511        12,191       33,203      58,338       11,971       10,008       16,849
Net income per common share(3).......    $    0.54     $    1.70    $    1.44    $   1.66    $    0.53   $     0.39   $     0.47
Weighted average number of common
  shares outstanding.................        4,690         7,165       23,076      35,237       22,614       25,459       35,526
OTHER DATA:
Lessee suite revenue.................    $  16,094     $  65,649    $ 234,451    $469,087    $  52,176   $   93,153   $  128,322
Funds From Operations(4).............        4,905        20,707       69,407     119,476       18,107       23,726       34,180
Cash provided from operating
  activities.........................        3,959        18,075       73,932          --       13,325       13,228           --
Cash provided from financing
  activities.........................       97,952       406,825      247,422          --       80,363      211,713           --
Cash used in investing activities....     (100,793)     (259,197)    (480,382)         --     (259,849)    (221,777)          --
Cash available for
  distributions(5)...................        4,370        18,081       60,888     101,572       15,792       20,042       29,089
Weighted average number of shares and
  units outstanding..................        6,385         8,956       26,037      38,407       25,675       28,243       38,449

                                                               DECEMBER 31,                              MARCH 31,
                                                  ---------------------------------------   -----------------------------------
                                                                HISTORICAL                        HISTORICAL         PRO FORMA
                                                  ---------------------------------------   ----------------------   ----------
                                                      1994           1995         1996        1996         1997       1997(1)
                                                  -------------   ----------   ----------   ---------   ----------   ----------
BALANCE SHEET DATA:
Cash and short term investments.................    $   1,118     $ 166,821    $   7,793    $     660   $   10,957   $    9,332
Investment in hotel properties, net.............      104,800       325,155      899,691      726,727    1,061,340    1,391,140
Investment in unconsolidated partnerships.......           --        13,819       59,867           --      118,320      124,820
Total assets....................................      108,305       548,359      978,788      772,697    1,212,358    1,547,033
Debt and capital lease obligations..............        8,750        19,666      239,425      178,543      366,227      376,815
Minority interest in Partnership................       25,685        58,837       76,112       69,202       62,661       74,539
Shareholders' equity............................       69,255       461,386      641,926      507,482      753,077    1,065,286

---------------

(1) The pro forma financial information does not purport to represent what the Company's financial position or results of operations actually would have been if the purchases of each of the hotels acquired in 1996 and 1997 and the Acquisition Hotels, the Series A Preferred Stock offering, the Common Stock offering in the first quarter of 1997 and the Offering had, in fact, occurred on such dates, or to project the Company's financial position or results of operations at any future date or for any future period.

(2) With respect to the pro forma financial information, represents lease payments from the Lessee to the Partnership calculated on a pro forma basis by applying the contractual or anticipated rent provisions of the Percentage Leases to the historical suite and food and beverage revenues of the Hotels.

(3) Net income per common share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares and equivalents outstanding. Common share equivalents that have a dilutive effect represent restricted shares issued to certain officers and directors. For the periods presented, the common share equivalents had an immaterial dilutive effect.

(4) The following table computes Funds From Operations under the National Association of Real Estate Investment Trusts ("NAREIT") definition. Funds From Operations under the NAREIT definition consists of net income, computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructurings and sales of property, plus depreciation of real property (including furniture and equipment) and after adjustments for unconsolidated partnerships and joint ventures.

                                    HISTORICAL
                                    PERIOD FROM
                                   JULY 28, 1994                                             THREE MONTHS ENDED
                                   (INCEPTION OF        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                    OPERATIONS)     -------------------------------    -------------------------------
                                      THROUGH           HISTORICAL        PRO FORMA        HISTORICAL        PRO FORMA
                                   DECEMBER 31,     ------------------    ---------    ------------------    ---------
                                       1994          1995       1996        1996        1996       1997        1997
                                   -------------    -------    -------    ---------    -------    -------    ---------
Net income applicable to common
  shareholders...................    $  2,511       $12,191    $33,203    $ 58,338     $11,971    $10,008     $16,849
Add:
  Minority interest in
    Partnership..................         907         3,131      5,590       6,308       1,620      1,417       1,628
  Depreciation...................       1,487         5,232     26,544      44,707       4,516     10,417      13,172
  Depreciation for unconsolidated
    subsidiaries.................                       153      1,716      10,123                  1,884       2,531
  Extraordinary charge from
    writeoff of deferred
    financing fees...............                                2,354
                                     --------       -------    -------    --------     -------    -------     -------
Funds From Operations applicable
  to common shares and units.....    $  4,905       $20,707    $69,407    $119,476     $18,107    $23,726     $34,180
                                     ========       =======    =======    ========     =======    =======     =======

---------------

     Industry analysts generally consider Funds From Operations to be an appropriate measure of the performance of an equity REIT. Funds From Operations should not be considered as an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. Funds From Operations does not reflect cash expenditures for capital improvements or principal repayment of debt.

(5) Represents net income available for common shares plus minority interest, depreciation and amortization, depreciation for unconsolidated subsidiaries, amortization of unearned officers' and directors' compensation, amortization of loan costs, and the non-cash portion of general and administrative expenses, less scheduled repayments of borrowings and an amount equal to 4% of hotel suite revenues, which is required to be set aside by the Company for refurbishment and replacement of furniture and equipment, capital expenditures and other non-routine items as required by the Percentage Leases.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus Supplement and accompanying Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the shares of Common Stock offered hereby.

RISK THAT PENDING ACQUISITIONS WILL NOT CLOSE

     The Company has entered into letters of intent or definitive agreements to acquire the Acquisition Hotels. The Company is currently negotiating definitive agreements to acquire those Acquisition Hotels currently subject to letters of intent; however, no assurance can be given that the Company will be successful in entering into such definitive agreements. The purchase of each of the Acquisition Hotels is subject to the satisfaction of a number of conditions (certain of which are material and, unless satisfied, could result in one or more of such hotels not being acquired). Should any of such purchases not occur, for whatever reason, a portion of the net proceeds of the Offering will be used, at least temporarily, for the repayment of outstanding indebtedness rather than the purchase of the Acquisition Hotels. In addition, the Company has deposited, or will deposit, approximately $7.0 million in letters of credit with the sellers or into an escrow account in connection with the purchase of nine of the Acquisition Hotels. Such deposits are subject to forfeiture in the event of a default by the Company, including a failure to pay the balance of the purchase prices of such Acquisition Hotels, in which event the Company may be unable to recover all or any portion of the amounts so provided or deposited and may be liable for additional damages, if any.

OTHER RISKS

     Investors should also carefully consider the matters discussed under "Risk Factors," which begins on page 5 of the accompanying Prospectus, including the following:

     - Common Stock is the most junior of the Company's outstanding securities and is subordinate to the Company's outstanding indebtedness and Series A Preferred Stock.

     - The Company's acquisition of interests in 38 hotels between January 1996 and March 31, 1997 has resulted in the Company's addition of three senior management personnel as well as additional accounting and administrative personnel during such period; and to the extent the Company is unable to retain or hire experienced personnel to manage its business and assets, its operations could be adversely affected.

     - Risks affecting the hotel industry generally, and the Hotels specifically, may adversely affect the Company's revenue and the amounts available for distribution to shareholders.

     - The Company's growth through acquisitions and improvements may be constrained (i) because a REIT generally cannot retain earnings and (ii) because the Company or the lessee of the Company's hotels, DJONT Operations, L.L.C. or a subsidiary thereof (collectively, "Lessee"), may not have access to sufficient debt and equity capital.

     - The Company is substantially dependent upon the Lessee's ability to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to meet its rent obligations under the leases ("Percentage Leases") pursuant to which the Hotels are leased to the Lessee, and, at December 31, 1996, the Lessee had incurred aggregate net losses, and had an accumulated deficit, of approximately $6.4 million.

     - Tax risks could significantly adversely affect FFO and distributions to shareholders; such risks include taxation of the Company as a corporation if it fails to qualify as a REIT, taxation of the Partnership as a corporation if it were deemed not to be a partnership, and the Company's liability for federal and state taxes on its income in either such event.

     - Conflicts of interest exist between the Company and certain of its affiliates (which means generally any person that directly or indirectly controls, is controlled by, or is under common control with, such person), including the Lessee, Messrs. Feldman and Corcoran (who control the Lessee and serve as managers and officers thereof and as directors and officers of the Company) and Charles N.

       Mathewson (who serves as a director of the Company and who, together with his children, currently owns, directly or indirectly, an approximate 5.0% limited partner interest in the Partnership and a 50% non-voting equity interest in the Lessee).

     - The Company must distribute at least 95% of its annual taxable net income to maintain its status as a REIT. The Company has, from time to time, incurred indebtedness to fund the acquisition of hotels and, depending upon the cash available for distribution, the Company may be required to borrow or obtain additional equity capital funds to make additional investments or distributions. Should the Company be unable to meet its obligations with respect to such indebtedness, it may risk the loss of all or a portion of its assets through foreclosure.

     - Increases in interest rates may adversely affect the market price of the Company's Common Stock and increase the cost of funds borrowed to make additional investments or distributions.

     - The Company has operated as a REIT only since 1994, when it, the Partnership and the Lessee were formed.

     - The Company is substantially influenced by, and reliant upon, Messrs. Feldman and Corcoran.

     - Risks affecting the real estate industry generally that may adversely affect the value of the Company's hotels and the market price of the Company's Common Stock.

     - The restriction on ownership of the Company's capital stock, intended to help assure compliance with certain requirements related to continued qualification of the Company as a REIT, and certain other provisions in the Company's Charter and Bylaws, may have the effect of inhibiting a change of control of the Company even though such change of control could be beneficial to the Company's shareholders.

     - Certain adverse developments in the business or prospects of Embassy Suites hotels, Doubletree Guest Suites hotels or Sheraton hotels could impact the Company's hotels.

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

     In February 1997, the Company acquired interests in ten hotels from affiliates of the General Electric Pension Trust or joint ventures between such affiliates and Promus. The ten hotels are located in nine states and have an aggregate of 2,342 suites. The purchase included an approximate 50% equity interest in each of eight joint ventures, each of which owns a single hotel, and a direct 100% interest in two hotels. A 50% interest in each of the joint ventures continues to be owned by Promus, resulting in 11 hotels being owned by joint ventures between Promus and the Company at that time. Each of the eight hotels owned by these joint ventures was and continues to be operated as an Embassy Suites hotel.

     The following sets forth a brief description of these eight Embassy Suites hotels:

Atlanta (Perimeter Center),
Georgia.......................   This ten-story, 241-suite hotel is located in
                                 the Perimeter Office Park in Atlanta, Georgia.
                                 The hotel opened in 1985.

Austin (Airport North),
Texas.........................   This ten-story, 261-suite hotel is located near
                                 Austin's Robert Mueller Airport, currently the principal airport in Austin, Texas. The hotel opened in 1984.

Covina, California............   This three-story, 264-suite hotel is located in
                                 Covina, California, near Ontario International
                                 Airport. The hotel opened in 1980.

Kansas City (Country Club
Plaza), Missouri..............   This 12-story, 266-suite hotel is located
                                 adjacent to the Country Club Plaza in Kansas
                                 City, Missouri. This hotel, which was opened in 1976, is situated upon land leased under a ground lease expiring in 2023, under which the ground lessor has renewal options for two successive 25-year periods and an option, exercisable in 2002, to purchase the hotel at its fair market value.

Kansas City (Overland Park),
Kansas........................   This seven-story, 199-suite hotel is located in
                                 Overland Park, Kansas, a suburb of Kansas City,
                                 Missouri. The hotel opened in 1984.

Raleigh, North Carolina.......   This nine-story, 225-suite hotel is located in
                                 Raleigh, North Carolina. The hotel opened in
                                 1987.

San Antonio (Northwest),
Texas.........................   This eight-story, 217-suite hotel is located
                                 near the intersection of Interstate Highways 10 and 410 (West) in San Antonio, Texas. This hotel, which was opened in 1979, is situated upon land leased under a ground lease expiring in 2030, but under which lease the lessee has an option exercisable in 2011 to purchase the land at fair market value.

Secaucus, New Jersey..........   This nine-story, 261-suite hotel is located in
                                 the Plaza in the Meadows in the Meadowlands area of Secaucus, New Jersey. This hotel, which was opened in 1986, is leased under a lease expiring in 2011, but under which the lessee has two consecutive ten-year renewal options.

     The two hotels in which the Company acquired a direct 100% ownership interest were acquired from two joint ventures between affiliates of the General Electric Pension Trust and Promus, respectively. The Company, based on its belief that these hotels will achieve improved results through repositioning within their respective markets, has converted these two hotels to Doubletree Guest Suites hotels under Doubletree management.

     The following sets forth a brief description of these two Doubletree Guest Suites hotels:

Bloomington, Minnesota........   This eight-story, 219-suite hotel is located in
                                 Bloomington, Minnesota. The hotel opened in 1980.

Omaha, Nebraska...............   This six-story, 189-suite hotel is located in
                                 Omaha, Nebraska. The hotel opened in 1973.

     In February 1997, the Company acquired, in two separate transactions, the nine-story, 215-suite Embassy Suites hotel located near the Los Angeles International Airport in Los Angeles, California, and the four-story, 198-suite Hilton Inn & Suites hotel located in Dana Point, California. The Embassy Suites hotel, which was opened in 1990, is situated on land leased pursuant to a ground lease that expires in 2008, and in which the lessee has renewal options through the year 2062. The hotel continues to be operated as an Embassy Suites hotel and continues to be managed by Promus. The former Hilton Inn & Suites hotel has been converted by the Company to a Doubletree Guest Suites hotel and is being managed by Doubletree. This hotel, which was opened in 1992, is readily accessible from the Pacific Coast Highway and offers ocean views.

     In March 1997, the Company acquired interests in three existing Doubletree Guest Suites hotels, with an aggregate of 691 suites, from three limited partnerships controlled by AEW Partners, L.P., for an aggregate purchase price of approximately $80 million. The acquisition was made through a partnership in which the Company owns a 90% equity interest and in which the remaining 10% interest is held by Doubletree. Doubletree continues to manage these hotels.

     The following sets forth a brief description of these three Doubletree Guest Suites hotels:

Austin (Downtown), Texas......   This 15-story, 189-suite hotel is located in
                                 downtown Austin, Texas, convenient to the central business district, the Capitol and the historic Sixth Street entertainment district. The hotel opened in 1987.

Baltimore (BWI Airport),
Maryland......................   This eight-story, 251-suite hotel is located in
                                 Anne Arundel County, Maryland, approximately
                                 1.5 miles from the Baltimore/ Washington
                                 International Airport. The hotel opened in 1987.

Troy, Michigan................   This eight-story, 251-suite hotel is located in
                                 Troy, Michigan, close to major commercial centers and approximately 15 miles from downtown Detroit. The hotel opened in 1987.

     In May 1997, the Company acquired a 50% equity interest in the joint venture owning the nine-story, 261-suite Embassy Suites hotel in San Antonio, Texas. Promus remains the other 50% joint venture partner in the hotel, bringing to 12 the number of hotels jointly owned by the Company and Promus. The hotel, which was opened in 1985, is located near the San Antonio International Airport. The hotel will continue to be operated as an Embassy Suites hotel and managed by Promus.

PROPOSED ACQUISITIONS

  Acquisition Hotels

     The Company has entered into letters of intent or agreements to acquire the Acquisition Hotels from various sellers. The Acquisition Hotels consist of (i) eight all-suite hotels (four Doubletree Guest Suites hotels, two Embassy Suites hotels and two Sheraton Suites hotels) with an aggregate of 1,807 suites and
(ii) three upscale, full-service Sheraton hotels with an aggregate of 1,282 rooms. See "Risk Factors -- Risk That Pending Acquisitions Will Not Close."

     Sheraton Hotels. The Company has entered into a letter of intent to purchase five Sheraton hotels from Sheraton for an aggregate purchase price of $200 million as the first step in a new strategic alliance and expects to enter into a definitive agreement to purchase these hotels in June 1997. See "Business and Properties -- Strategic Relationships." The following sets forth a brief description of each of the five Sheraton hotels:

Atlanta (Airport), Georgia....   This 12-story, 395-room Sheraton Gateway hotel
                                 is located near Hartsfield International
                                 Airport in Atlanta, Georgia and was opened in 1986. This hotel is attached to the Georgia
                                 International Convention Center.

Atlanta (Galleria), Georgia...   This 17-story, 278-suite Sheraton Suites hotel
                                 is located adjacent to the Cumberland Mall and Cobb Galleria Convention Centre in Atlanta,
                                 Georgia. The hotel opened in 1990.

Chicago (O'Hare Airport),
Illinois......................   This 11-story, 297-suite hotel Sheraton Suites
                                 hotel is located in Rosemont, Illinois near
                                 Chicago's O'Hare International Airport. The hotel opened in 1994.

Dallas (Park Central),
Texas.........................   This 20-story, 545-room Sheraton hotel is
                                 located near the intersection of I-635 and U.S.
                                 75 in Dallas, Texas. The hotel opened in 1983 and offers 28 meeting rooms with an aggregate of approximately 28,000 sq. ft. of meeting space. The Grand Ballroom will accommodate up to 2,000 guests.

Phoenix (Crescent), Arizona...   This eight-story, 342-room Sheraton Crescent
                                 hotel is located adjacent to Metrocenter, one of Arizona's largest shopping and entertainment complexes, in Phoenix, Arizona. The hotel opened in 1986. This hotel offers 17 meeting rooms with an aggregate of approximately 28,000 sq. ft. of meeting space and can accommodate groups of up to 1,000.

     Doubletree Guest Suites Hotels. In furtherance of its relationship with Doubletree, the Company has entered into contracts to purchase four existing Doubletree Guest Suites hotels for an aggregate purchase price of approximately $83.1 million. The following sets forth a brief description of each of the four Doubletree Guest Suites hotels:

Lake Buena Vista (Disney
World), Florida...............   This seven-story, 229-suite hotel is located on
                                 the Walt Disney World(R) property and leased under a ground lease expiring in 2032 , but under which the lessee has renewal options through the year 2057. The hotel opened in 1987.

Nashville (Airport),
Tennessee.....................   This three-story, 138-suite hotel is located
                                 near the Century City Plaza and Highland Ridge office parks and approximately two miles from the airport in Nashville, Tennessee. The hotel opened in 1988.

Raleigh/Durham, North
Carolina......................   This seven-story, 203-suite hotel is located
                                 within the Research Triangle in Raleigh, North
                                 Carolina. The hotel opened in 1987.

Tampa (Rocky Point),
Florida.......................   This seven-story, 203-suite hotel is located on
                                 Tampa Bay in the Rocky Point Business District of Tampa. The hotel opened in 1986.

     Embassy Suites Hotels. In furtherance of its close and long-standing relationship with Promus, the Company has entered into a letter of intent to purchase two Embassy Suites hotels from Promus for an aggregate purchase price of approximately $46.7 million and to participate with Promus in the identification of sites for the development of five to ten new Embassy Suites hotels to be developed by Promus and purchased by newly-formed individual partnerships to be owned 90% by the Company and 10% by Promus. Promus will license and manage these newly developed hotels on behalf of the Lessee, which will lease the hotels from the owning partnerships. No definitive agreement has been entered into with respect to the acquisition of the two hotels, no sites have been identified for new development, and no assurance can be given that either of the two hotels proposed to be purchased will be successfully acquired by the Company, or that any of the new hotels proposed for development will actually be built or, if built, that an interest therein will be acquired by the Company.

     The following sets forth a brief description of each of the two existing Embassy Suites hotels which the Company expects to acquire:

Dallas (Market Center),
Texas......................  This nine-story, 244-suite Embassy Suites hotel is located near the World Trade Center, the Infomart and the garment district of Dallas, Texas. The hotel was opened in 1980.

Syracuse, New York.........  This five-story, 215-suite Embassy Suites hotel is located near the Syracuse central business district and Syracuse University in Syracuse, New York. The hotel was opened in 1989.

  Other Potential Hotel Transactions

     The Company is in the early stages of evaluation and negotiation with respect to a number of other available hotel transactions which, if the Company were to elect to pursue all of such transactions, would require additional investments by the Company of more than $250 million. Due to the preliminary status of such negotiations and evaluations, no assurance can be given that the Company will elect to pursue, or succeed in the completion of, any of these transactions.

PURCHASE OF OUTSTANDING COMMON STOCK FROM PROMUS

     As of June 3, 1997, Promus owned 1,626,792 shares of Common Stock and 1,000,000 Units redeemable on a one-for-one basis, for shares of Common Stock, subject to certain restrictions. The shares of Common

Stock and Units were purchased by Promus from the Company pursuant to two Subscription Agreements entered into in 1995 in connection with the Company's acquisition of hotels that were, or were capable of being converted to, Embassy Suites hotels to be managed by Promus. All of the shares of Common Stock owned by Promus, including those issuable to Promus upon redemption of the Units, are registered for resale under the Securities Act pursuant to an existing registration statement. Promus has informed the Company that it intends to sell 1,200,000 shares of the Common Stock in order to raise funds for its proposed development activities, including development of new Embassy Suites hotels to be jointly owned with the Company. In order to eliminate the potential adverse market effect of the sale of these shares, the Company determined that it would be in the best interest of its shareholders if the Company purchased such shares directly from Promus. Consequently, the Company has negotiated an agreement with Promus pursuant to which Promus will sell its block of 1,200,000 shares to the Company at a price per share equal to the net amount per share received by the Company from the Offering. As part of such agreement, Promus has agreed that it will not sell any additional shares for a period of 18 months following the date hereof. The purchase of such shares from Promus is contingent, among other things, upon the successful completion of the Offering. See "Use of Proceeds."

     As part of the Company's continuing relationship with Promus, following the Offering, Promus will (i) manage 50 of the Company's hotels and own 12 Hotels jointly with the Company; (ii) retain a direct equity investment in the Company valued at more than $50 million; (iii) continue to guarantee a $25 million loan to the Company, the proceeds of which were used to fund a portion of the renovation costs relating to the CSS Hotels; (iv) make subordinated loans to the Lessee of up to approximately $3.2 million in aggregate principal amount if needed to make rental payments due under certain Percentage Leases; and (v) under a letter of intent with the Company, develop at jointly selected locations five to ten new Embassy Suites hotels for acquisition by new joint ventures with the Company.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 10,200,000 shares of Common Stock offered hereby (based upon an assumed offering price of $37 3/8, the last reported sale price on June 3, 1997) will be approximately $361.7 million ($416.0 million if the over-allotment option is fully exercised). The Company will contribute all but approximately $42.5 million of the net proceeds of the Offering to the Partnership, and after such contribution, will own an approximate 92.5% general partner interest in the Partnership (92.7% general partner interest if the over-allotment option is fully exercised). The Partnership intends to use such net proceeds to fund a substantial portion of the purchase price of the Acquisition Hotels. The remaining approximately $42.5 million of net proceeds of the Offering will be utilized to purchase 1,200,000 shares of the Company's outstanding Common Stock from Promus. Pending such use, or in the event any of the Acquisition Hotels are not acquired, the net proceeds may be temporarily applied to reduce indebtedness under the Line of Credit. See "Risk Factors -- Risk That Pending Acquisitions Will Not Close."

     The following table illustrates the sources and uses of funds to complete the acquisitions by the Company of the Acquisition Hotels and the purchase of Common Stock from Promus, including the net proceeds of the Offering:

                                                              (IN MILLIONS)
                                                              -------------
Sources of Funds:
  Net proceeds from the Offering............................     $361.7
  Borrowings under Line of Credit...........................       10.6
                                                                 ------
                                                                 $372.3
                                                                 ======
Uses of Funds:
  Acquisition of 5 Sheraton Hotels..........................     $200.0
  Acquisition of 4 Doubletree Guest Suites Hotels...........       83.1
  Acquisition of 2 Embassy Suites Hotels....................       46.7
  Acquisition of Common Stock from Promus...................       42.5
                                                                 ------
                                                                 $372.3
                                                                 ======

     At March 31, 1997, the Company had approximately $366.2 million of indebtedness and capital lease obligations outstanding, including $243.0 million under its $400 million Line of Credit, substantially all of which had been borrowed to fund the acquisition, upgrading and conversion of hotels. The outstanding balance under the Line of Credit bears interest at LIBOR plus 1.75%, ranging from 7.31% to 7.75%, with a weighted average of 7.55%. Amounts outstanding under the Line of Credit will be payable in full during October 1999, unless otherwise extended by the lenders.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION POLICY

     The Common Stock is currently listed on the NYSE under the symbol "FCH." Prior to March 13, 1996, the Common Stock was traded on The Nasdaq Stock Market under the symbol "FLCO." The following table sets forth for the indicated periods the reported high and low sale prices for the Common Stock and the cash distributions declared per share:

                                                                              CASH
                                                          PRICE RANGE     DISTRIBUTIONS
                                                          ------------      DECLARED
                                                          HIGH    LOW       PER SHARE
                                                          ----    ----    -------------
CALENDAR 1995
  First Quarter.........................................  $24 1/4 $18 1/2      $0.46
  Second Quarter........................................   27      22 3/4       0.46
  Third Quarter.........................................   30      24 5/8       0.46
  Fourth Quarter........................................   31 3/4  24 3/4       0.46
CALENDAR 1996
  First Quarter.........................................   32      27 1/8       0.46
  Second Quarter........................................   31 5/8  28 1/2       0.46
  Third Quarter.........................................   32 1/2  27 3/4       0.50
  Fourth Quarter........................................   36 3/4  30 3/8       0.50
CALENDAR 1997
  First Quarter.........................................   37 1/2  33 1/2       0.50
  Second Quarter (through June 3, 1997).................   37 3/8  34 1/2         --(1)

---------------

(1) The next regular quarterly distribution is currently expected to be $0.50 per share and to be payable July 30, 1997 to shareholders of record at the close of business on July 15, 1997. Accordingly, purchasers of Common Stock in the Offering who continue to hold such shares through the dividend record date will be entitled to receive such second-quarter distribution.

     On June 3, 1997, the last sale price of the Common Stock as reported on the NYSE was $37 3/8 per share.

     In order to maintain its qualification as a REIT, the Company must distribute to its shareholders at least 95% of its annual taxable income (which does not include net capital gains). For the year ended December 31, 1996, the Company had distributions totaling $1.92 per share, of which approximately $1.61 per share was required to satisfy the 95% distribution test for maintaining its qualification as a REIT. For the year ended December 31, 1995, the Company had distributions totaling $1.84 per share, of which $1.60 per share was required to satisfy the 95% REIT distribution test. Under certain circumstances the Company may be required to make distributions in excess of cash available for distribution in order to meet such REIT distribution requirements. In such event, the Company presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the distributions required to retain its qualification as a REIT for federal income tax purposes.

     The Company currently anticipates that it will continue the payment of regular quarterly distributions at the current distribution rate for the immediate future, unless actual results of operations, economic conditions or other factors differ from its current expectations. Future distributions, if any, paid by the Company will be at the discretion of the Board of Directors of the Company and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the Board of Directors of the Company deems relevant. For a discussion of the treatment of distributions to holders of shares of Common Stock, see "Federal Income Tax Considerations" herein.

     To the extent that cash flow from operations were to be insufficient during any quarter, due to temporary or seasonal fluctuations in Percentage Lease revenue, the Company expects to utilize other cash on hand or borrowings under the Line of Credit to make such distributions. The Company's use of the Line of Credit for working capital, distributions and general corporate purposes is limited to 10% of the amount available under the Line of Credit. No assurance can be given, however, that the Company will make distributions in the future at the current rate, or at all.

     The provisions of the Series A Preferred Stock prohibit the declaration and payment of distributions on the Common Stock unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or set aside for payment. All preferred dividends on the Series A Preferred Stock are current. In addition, the terms of the Company's agreements, under which the Company had incurred an aggregate of approximately $366.2 million in debt and capital lease obligations at March 31, 1997, further restrict the Company's ability to make distributions with respect to its capital stock, although the Company would be permitted, in any event, to make distributions in amounts necessary to maintain its status as a REIT.

                       CAPITALIZATION AND DEBT STRUCTURE

CAPITALIZATION

     The following table sets forth the short-term debt and the capitalization of the Company at March 31, 1997 and as adjusted to reflect (i) the purchase of a 50% interest in one Current Hotel subsequent to March 31, 1997, (ii) the sale by the Company of 10,200,000 shares of Common Stock offered hereby, at the assumed public offering price of $37 3/8 per share (the last reported sale price of the Common Stock on June 3, 1997), and (iii) the application of the net proceeds therefrom to purchase the Acquisition Hotels and repurchase 1,200,000 shares of outstanding Common Stock from Promus, as described under "Use of Proceeds."

                                                                             PRO FORMA
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS)
Short-term debt.............................................  $    3,399    $    3,399
                                                              ==========    ==========
Long-term debt..............................................  $  362,828    $  373,416
                                                              ----------    ----------
Minority interest...........................................      62,661        74,539
                                                              ----------    ----------
Shareholders' equity:
  Preferred stock, $0.01 par value, 10,000,000 shares
     authorized, 6,050,000 shares issued and outstanding....     151,250       151,250
  Common stock, $0.01 par value, 50,000,000 shares
     authorized, 26,593,733 shares issued and outstanding,
     35,593,733 shares issued and outstanding, as
     adjusted(1)............................................         266           356
Additional paid-in capital..................................     620,465       932,584
Unearned officers' and directors' compensation..............      (2,448)       (2,448)
Earnings in excess of distributions.........................     (16,456)      (16,456)
                                                              ----------    ----------
          Total shareholders' equity........................     753,077     1,065,286
                                                              ----------    ----------
          Total capitalization..............................  $1,178,566    $1,513,241
                                                              ==========    ==========

---------------

(1) Includes an aggregate of 111,500 shares issued pursuant to the Company's Restricted Stock and Stock Option Plans, of which 18,800 shares are fully vested and 92,700 shares vest ratably over five years (unvested shares being subject to forfeiture under certain conditions). Excludes (a) 2,904,491 shares of Common Stock issuable at the option of the Company (in lieu of cash) upon the redemption of a like number of outstanding Units, (b) 4,689,960 shares of Common Stock issuable upon conversion of the Company's outstanding Series A Preferred Stock and (c) 1,264,500 shares of Common Stock issuable upon the exercise of outstanding stock options granted to employees of the Company.

INDEBTEDNESS OF THE COMPANY

     The Company's indebtedness consists primarily of amounts borrowed under the Line of Credit, a collateralized term loan ("Term Loan"), and a renovation loan facility ("Renovation Loan"), each of which is described in more detail below. In addition, the Company has assumed certain other indebtedness and capitalized lease obligations in connection with the purchase of certain of the Current Hotels. As of March 31, 1997, the Company's total indebtedness and capital lease obligations were approximately $366.2 million, of which $243.0 million was outstanding under the Line of Credit, $85.0 million was outstanding under the Term Loan, $25.0 million was outstanding under the Renovation Loan and $13.2 million was outstanding under other assumed indebtedness and capitalized lease obligations.

     In September 1996, the Company obtained the Line of Credit, originally a $250 million unsecured revolving credit facility from a group of lenders co-arranged by The Chase Manhattan Bank and Wells Fargo Bank, National Association. The Line of Credit has a term of three years ending October 1, 1999. Borrowings under the Line of Credit bear interest, at the Company's option, (i) at the higher of the base rate announced from time to time by The Chase Manhattan Bank ("Base Rate") or the Federal funds rate plus 0.5%, in either case plus an applicable margin of 0% to 0.5%, or (ii) at a Eurodollar rate based upon the 30, 60, or 90 day or 6-month LIBOR ("Eurodollar Rate") plus an applicable margin of 1.25% to 2.0%. The applicable margin varies depending upon the Company's long-term senior unsecured implied debt rating and, at March 31, 1997, was 0.25% in the case of Base Rate borrowings and 1.75% in the case of Eurodollar Rate borrowings. The interest rate in effect for borrowings under the Line of Credit was 7.4375% at March 31, 1997. Up to 10% of the amount available under the Line of Credit may be used for general corporate or working capital purposes. The total amount available under the Line of Credit is limited to 40% of the aggregate value of the Company's eligible hotels, which generally includes hotels that are unencumbered. The Company's current availability under the Line of Credit, as of June 3, 1997, is approximately $323.6 million, of which $253.0 million has been borrowed. The agreements governing the Line of Credit also contain various negative and affirmative covenants, including limitations on total indebtedness, total secured indebtedness and cash distributions, as well as obligations to maintain a certain minimum tangible net worth and certain interest and debt service coverage ratios. The Company is currently in compliance with all such covenants.

     In March 1997, the Company increased its Line of Credit from $250 million to $400 million and agreed upon a reduction in unused commitment fees from 35 basis points to 25 basis points, under substantially the same terms as the original Line of Credit. The Company is currently negotiating with the lenders to (i) increase the Line of Credit to $500 million, (ii) increase the borrowing base percentage, (iii) reduce pricing, and (iv) extend the maturity of the Line of Credit by one year.

     In September 1996, the Company executed an Amended and Restated Loan Agreement with Boatmen's National Bank of Oklahoma (formerly Bank IV Oklahoma, National Association) as Agent, and certain other Lenders, which replaced a $100 million collateralized revolving line of credit with the Term Loan of $85 million. The Term Loan is collateralized by nine of the twelve hotels previously collateralizing the $100 million line of credit. Interest accrues on the Term Loan at a rate equal to 150 basis points over LIBOR and the Company must make payments of principal and interest, on a 15-year constant payment amortization schedule commencing October 1997, adjusted annually to reflect the then current LIBOR. The interest rate in effect under the Term Loan was 7.1875% at March 31, 1997. The Term Loan matures on September 30, 2000.

     The Renovation Loan is a $25 million loan facility which was used by the Company to fund a portion of the renovation cost of the CSS Hotels that were converted to Embassy Suites hotels. The facility is guaranteed by Promus, bears interest at LIBOR plus 45 basis points, requires quarterly principal payments of $1.25 million beginning in June 1999 and matures in June 2000. At March 31, 1997, the Company had drawn the full $25 million under this loan facility and the interest rate in effect was 6.1375%.

     During the fourth quarter of 1996, the Company entered into two separate interest rate swap agreements to manage the relative mix of its debt between fixed and variable rate instruments. These interest rate swap agreements modify a portion of the interest characteristics of the Company's outstanding debt without an exchange of the underlying principal amount and effectively convert variable rate debt to a fixed rate. The fixed rates to be paid, the effective fixed rate, and the variable rate to be received by the Company at March 31, 1997 are summarized in the following table:

                                                SWAP RATE
                                                RECEIVED
                   SWAP RATE     EFFECTIVE    (VARIABLE) AT       SWAP
NOTIONAL AMOUNT   PAID (FIXED)   FIXED RATE      3/31/97        MATURITY
---------------   ------------   ----------   -------------   -------------
 $50 million       6.11125%      7.61125%      5.5625%        October 1999
 $25 million       5.95500%      7.45500%      5.5625%        November 1999

     The differences to be paid or received by the Company under the terms of the interest rate swap agreements are accrued as interest rates change and recognized as an adjustment to interest expense by the Company pursuant to the terms of its interest rate agreement and will have a corresponding effect on its future cash flows. Agreements such as these contain a credit risk that the counterparties may be unable to meet the terms of the agreement. The Company minimizes that risk by evaluating the creditworthiness of its counterparties, which are limited to major banks and financial institutions, and does not anticipate nonperformance by the counterparties.

                         SELECTED FINANCIAL INFORMATION

     The following tables set forth selected historical and pro forma financial information for the Company.

     With respect to the Company, the following table sets forth (i) selected historical operating and other financial information for the period from July 28, 1994 (inception of operations) to December 31, 1994 and the years ended December 31, 1995 and 1996 and the three months ended March 31, 1996 and 1997,
(ii) selected historical balance sheet data as of December 31, 1994, 1995 and 1996, and March 31, 1996 and 1997, (iii) selected pro forma operating and other financial information for the year ended December 31, 1996 and the three months ended March 31, 1997 and (iv) selected pro forma balance sheet data as of March 31, 1997.

     The selected historical financial information for the Company as of and for the period from July 28, 1994 (inception of operations) to December 31, 1994 and the years ended December 31, 1995 and 1996 has been derived from the historical financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, whose reports with respect thereto are incorporated by reference in the Prospectus. The selected historical financial data as of and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company, which have been prepared by management on the same basis as the audited financial statements, and, in the opinion of management, include all adjustments consisting of normal recurring accruals that the Company considers necessary for a fair presentation of the results for such periods. Such results of operations for the three months ended March 31, 1996 and 1997 are not necessarily indicative of results to be anticipated for the entire year.

     The pro forma operating and other information is presented as if the purchase of each of the hotels acquired in 1996 and 1997 and the Acquisition Hotels, the Series A Preferred Stock offering in the second quarter of 1996, the Common Stock offering in the first quarter of 1997 and the Offering had been consummated on January 1, 1996 and, therefore, incorporates certain assumptions that are included in the notes to the pro forma financial statements that are included in the Company's Report on Form 8-K dated June 4, 1997 and incorporated by reference herein. The pro forma balance sheet data is presented as if the purchase of the Acquisition Hotels and one Current Hotel acquired after March 31, 1997 and the Offering had been consummated on March 31, 1997. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the Company's future financial position and results of operations.

                           FELCOR SUITE HOTELS, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     HISTORICAL
                                     PERIOD FROM                                                  THREE MONTHS ENDED
                                    JULY 28, 1994          YEAR ENDED DECEMBER 31,                     MARCH 31,
                                    (INCEPTION OF     ---------------------------------   -----------------------------------
                                     OPERATIONS)           HISTORICAL         PRO FORMA         HISTORICAL         PRO FORMA
                                       THROUGH        ---------------------   ---------   ----------------------   ----------
                                  DECEMBER 31, 1994     1995        1996       1996(1)      1996         1997       1997(1)
                                  -----------------   ---------   ---------   ---------   ---------   ----------   ----------
OPERATING DATA:
REVENUE
Percentage lease revenue(2).....      $   6,043       $  23,787   $  97,950   $169,713    $  23,976   $   35,370   $   49,629
Income from unconsolidated
  partnerships..................                            513       2,010      3,123          320        1,127          842
Interest income.................            207           1,691         984         --          146           95           --
                                      ---------       ---------   ---------   --------    ---------   ----------   ----------
TOTAL REVENUE...................          6,250          25,991     100,944    172,836       24,442       36,592       50,471
                                      ---------       ---------   ---------   --------    ---------   ----------   ----------
EXPENSES
General and administrative(3)...            355             870       1,819      3,303          382          972        1,072
Depreciation....................          1,487           5,232      26,544     44,707        4,516       10,417       13,172
Taxes, insurance and other......            881           2,563      13,897     23,956        3,529        5,207        7,395
Interest expense................            109           2,004       9,803     24,190        2,424        5,601        7,297
Minority interest in other
  partnerships..................                                                   236                        21          109
Minority interest in
  Partnership(4)................            907           3,131       5,590      6,308        1,620        1,417        1,628
                                      ---------       ---------   ---------   --------    ---------   ----------   ----------
TOTAL EXPENSES..................          3,739          13,800      57,653    102,700       12,471       23,635       30,673
                                      ---------       ---------   ---------   --------    ---------   ----------   ----------
Income before extraordinary
  charge........................          2,511          12,191      43,291     70,136       11,971       12,957       19,798
Extraordinary charge............             --              --       2,354         --           --           --           --
                                      ---------       ---------   ---------   --------    ---------   ----------   ----------
Net income (loss)...............          2,511          12,191      40,937     70,136       11,971       12,957       19,798
Preferred dividends(5)..........                             --       7,734     11,798           --        2,949        2,949
                                      ---------       ---------   ---------   --------    ---------   ----------   ----------
Net income applicable to common
  shareholders..................      $   2,511       $  12,191   $  33,203   $ 58,338    $  11,971   $   10,008   $   16,849
                                      =========       =========   =========   ========    =========   ==========   ==========
Net income per common
  share(6)......................      $    0.54       $    1.70   $    1.44   $   1.66    $    0.53   $     0.39   $     0.47
                                      =========       =========   =========   ========    =========   ==========   ==========
Weighted average number of
  common shares outstanding.....          4,690           7,165      23,076     35,237       22,614       25,459       35,526
                                      =========       =========   =========   ========    =========   ==========   ==========
OTHER DATA:
Lessee suite revenue............      $  16,094       $  65,649   $ 234,451   $469,087    $  52,176   $   93,153   $  128,322
Funds From Operations(7)........          4,905          20,707      69,407    119,476       18,107       23,726       34,180
Cash provided from operating
  activities....................          3,959          18,075      73,932         --       13,325       13,228
Cash provided from financing
  activities....................         97,952         406,825     247,422         --       80,363      211,713
Cash used in investing
  activities....................       (100,793)       (259,197)   (480,382)        --     (259,849)    (221,777)
Cash available for
  distributions(8)..............          4,370          18,081      60,888    101,572       15,792       20,042       29,089
Weighted average number of
  shares and units
  outstanding...................          6,385           8,956      26,037     38,407       25,675       28,243       38,449

                                                                 DECEMBER 31,                        MARCH 31,
                                                        ------------------------------   ----------------------------------
                                                                  HISTORICAL                  HISTORICAL         PRO FORMA
                                                        ------------------------------   ---------------------   ----------
                                                          1994       1995       1996       1996        1997       1997(1)
                                                        --------   --------   --------   --------   ----------   ----------
BALANCE SHEET DATA:
Cash and short term investments.......................  $  1,118   $166,821   $  7,793   $    660   $   10,957   $    9,332
Investment in hotel properties,
  net.................................................   104,800    325,155    899,691    726,727    1,061,340    1,391,140
Investment in unconsolidated partnerships.............        --     13,819     59,867      --         118,320      124,820
Total assets..........................................   108,305    548,359    978,788    772,697    1,212,358    1,547,033
Debt and capital lease
  obligations.........................................     8,750     19,666    239,425    178,543      366,227      376,815
Minority interest in Partnership......................    25,685     58,837     76,112     69,202       62,661       74,539
Shareholders' equity..................................    69,255    461,386    641,926    507,482      753,077    1,065,286

(Footnotes on following page)

---------------

(1) The pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been if the purchases of the Hotels, the Series A Preferred Stock offering, the Common Stock offering in the first quarter of 1997 and the Offering had, in fact, occurred on such dates, or to project the Company's financial position or results of operations at any future date or for any future period.

(2) With respect to the pro forma financial information, represents lease payments from the Lessee to the Partnership calculated on a pro forma basis by applying the contractual or anticipated rent provisions of the Percentage Leases to the historical suite and food and beverage revenues of the Hotels.

(3) Pro forma general and administrative expenses represent executive and other compensation, legal, audit, and other expenses. These amounts are based on historical general and administrative expenses as well as probable 1997 expenses.

(4) Calculated as 7.5% of income before minority interest on a pro forma basis.

(5) Represents annual dividends on the Series A Preferred Stock of $1.95 per share multiplied by 6,050,000 shares of Series A Preferred Stock.

(6) Net income per common share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares and equivalents outstanding. Common share equivalents that have a dilutive effect represent restricted shares issued to certain officers and directors. For the periods presented, the common share equivalents had an immaterial dilutive effect.

(7) The following table computes Funds From Operations under the NAREIT definition. Funds From Operations under the NAREIT definition consists of net income, computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructurings and sales of property, plus depreciation of real property (including furniture and equipment) and after adjustments for unconsolidated partnerships and joint ventures.

                                    HISTORICAL
                                    PERIOD FROM
                                   JULY 28, 1994                                             THREE MONTHS ENDED
                                   (INCEPTION OF        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                    OPERATIONS)     -------------------------------    -------------------------------
                                      THROUGH           HISTORICAL        PRO FORMA        HISTORICAL        PRO FORMA
                                   DECEMBER 31,     ------------------    ---------    ------------------    ---------
                                       1994          1995       1996        1996        1996       1997        1997
                                   -------------    -------    -------    ---------    -------    -------    ---------
Net income applicable to common
  shareholders...................    $  2,511       $12,191    $33,203    $ 58,338     $11,971    $10,008     $16,849
Add:
  Minority interest..............         907         3,131      5,590       6,308       1,620      1,417       1,628
  Depreciation...................       1,487         5,232     26,544      44,707       4,516     10,417      13,172
  Depreciation for unconsolidated
    subsidiaries.................                       153      1,716      10,123                  1,884       2,531
  Extraordinary charge from
    writeoff of deferred
    financing fees...............                                2,354
                                     --------       -------    -------    --------     -------    -------     -------
Funds From Operations applicable
  to common shares and units.....    $  4,905       $20,707    $69,407    $119,476     $18,107    $23,726     $34,180
                                     ========       =======    =======    ========     =======    =======     =======

---------------

     Industry analysts generally consider Funds From Operations to be an appropriate measure of the performance of an equity REIT. Funds From Operations should not be considered as an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. Funds from Operations does not reflect cash expenditures for capital improvements or principal repayment of debt.

(8) Represents net income available for common shares plus minority interest, depreciation and amortization, depreciation from unconsolidated subsidiaries, amortization of unearned officers' and directors' compensation, amortization of loan costs, and the non-cash portion of general and administrative expenses, less scheduled repayments of borrowings and an amount equal to 4% of hotel suite revenues, which is required to be set aside by the Company for refurbishment and replacement of furniture and equipment, capital expenditures and other non-routine items as required by the Percentage Leases.

                            BUSINESS AND PROPERTIES

THE HOTEL INDUSTRY

     The United States hotel industry has experienced significant improvement in the past five years. According to Coopers & Lybrand L.L.P. Hospitality Directions, after a period of extended unprofitability in the late 1980's and early 1990's, lodging industry profit has increased every year from 1992 through 1996. The industry downturn in the late 1980s resulted primarily from an increase in the supply of new hotel rooms that significantly outpaced growth in demand. The industry began to turn around in 1991, and the percentage growth in room demand exceeded percentage growth in new room supply from 1992 through 1996. Consequently, industry-wide occupancy has increased from 60.9% in 1991 to 65.8% in 1996, and ADR has increased from $59.12 in 1991 to $71.73 in 1996.

     The following table contains information with respect to average occupancy, average daily rate ("ADR") and REVPAR for the Current Hotels, the Acquisition Hotels, all Embassy Suites hotels, all upscale U.S. hotels and all U.S. hotels for the periods indicated.

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1994      1995       1996
                                                              ------    -------    -------
OCCUPANCY:
  Current Hotels(1).........................................    73.5%      72.7%      71.9%
  Acquisition Hotels(2).....................................    74.1       72.4       71.8
  Embassy Suites Hotels(3)..................................    74.9       74.2       73.6
  All Upscale U.S. Hotels(4)................................    68.0       68.4       68.4
  All U.S. Hotels(5)........................................    65.2       65.1       65.7
ADR:
  Current Hotels(1).........................................  $93.27    $ 98.60    $104.92
  Acquisition Hotels(2).....................................   87.14      94.63     105.59
  Embassy Suites Hotels(3)..................................   96.60     101.91     107.36
  All Upscale U.S. Hotels(4)................................   74.32      81.17      85.54
  All U.S. Hotels(5)........................................   63.63      67.17      71.66
REVPAR:(6)
  Current Hotels(1).........................................  $68.51    $ 71.72    $ 75.40
  Acquisition Hotels(2).....................................   64.60      68.48      75.85
  Embassy Suites Hotels(3)..................................   72.38      75.66      79.00
  All Upscale U.S. Hotels(4)................................   50.54      55.52      58.51
  All U.S. Hotels(5)........................................   41.49      43.73      47.08

---------------

(1) The information for the Current Hotels, for periods prior to their acquisition by the Company, was obtained from the prior owners.

(2) Information with respect to the Acquisition Hotels was obtained from the sellers.

(3) Information provided by Promus.

(4) Information obtained from Smith Travel Research. This category includes 49 hotel chains designated by such firm as "upper upscale" (including Embassy Suites hotels, Doubletree Guest Suites hotels and Sheraton hotels) or "upscale."

(5) Information obtained from Smith Travel Research.

(6) REVPAR is determined by dividing room or suite revenues by available rooms or suites.

GROWTH STRATEGY

  Internal Growth Strategy

     The Company seeks to increase operating cash flow and enhance shareholder value through both internal growth and acquisitions. The Company's internal growth strategy is to utilize its asset management expertise to improve the quality of its hotels through renovating, upgrading and repositioning, thereby improving the revenue performance of the hotels, and to participate, through its leases, in any growth in revenues at its hotels.

     As part of its internal growth strategy, the Company converted the 18 CSS Hotels acquired in late 1995 and early 1996 to Embassy Suites hotels (16 hotels) and Doubletree Guest Suites hotels (two hotels), investing over $50 million in the complete renovation and upgrade of such hotels. As a consequence, REVPAR of the CSS Hotels for the quarter ended March 31, 1997 increased approximately 16.6% over the quarter ended March 31, 1996 and approximately 21.3% between the five month periods ended May 31, 1997 and May 31, 1996.

  Acquisition Growth Strategy

     The Company's acquisition growth strategy remains focused primarily upon the acquisition of additional existing hotels that meet the Company's investment criteria, although it may construct additional suites and/or meeting space at certain of its hotel properties if market and other conditions warrant. At present, the Company intends to continue to focus its acquisition strategy primarily upon the acquisition of upscale, full-service hotels (both all-suite and non-suite) that will fit within one of the Company's three premium brand/manager alliances with Promus, Doubletree and Sheraton. The Company believes that it has benefitted, and will continue to benefit, from its strategic relationships with its brand owner/managers.

STRATEGIC RELATIONSHIPS

     The Company's primary business objectives are to (i) focus on sound hotel selection, (ii) add value to its hotels through active asset management and the strategic application of capital, and (iii) build solid working relationships with, and be the "owner-of-choice" for, selected premium, full-service hotel brand owner/managers who are willing to commit to the on-going success of the hotels they license/manage for the Company. The Company currently maintains brand owner/manager relationships with Promus and Doubletree and has announced a new strategic relationship with Sheraton.

     Promus Hotel Corporation is the owner of the Embassy Suites brand and the manager of 48 of the Company's Current Hotels. The relationship with Promus has provided the foundation for the Company's historical growth and includes (i) a substantial continuing equity investment by Promus in the Company, (ii) a 50% equity interest in 12 of the Current Hotels, (iii) agreements to make subordinated loans to the Lessee (in support of the Lessee's obligations under certain Percentage Leases), (iv) the guaranty of the $25 million Renovation Loan to the Company and (v) a recently announced agreement to develop five to ten new Embassy Suites hotels at mutually agreed locations for acquisition by new joint ventures with the Company.

     Doubletree Hotels Corporation is the owner of the nation's second largest full-service, all-suite hotel brand, Doubletree Guest Suites, and is (and is expected to continue as) the manager of all of the Current Hotels and Acquisition Hotels operated under such brand. As part of its relationship with the Company, Doubletree (i) has acquired a 10% equity interest in three of the Current Hotels, (ii) has agreed to make subordinated loans to the Lessee (in support of the Lessee's obligations under certain Percentage Leases), (iii) has subordinated certain of its customary fees to the Lessee's obligations under applicable Percentage Leases and (iv) has granted the Lessee, under its management agreements, certain performance-based termination rights.

     ITT Sheraton Corporation is the owner of the Sheraton brand and one of the world's largest hotel companies, with more than 410 hotels in over 60 countries. The Company recently announced a strategic relationship with Sheraton, which resulted from discussions over the past year. Under the new arrangement,

Sheraton has agreed (i) to provide its brand and management expertise to the Company under long-term management contracts, (ii) to assist the Company in identifying new hotel investment opportunities for operation under the Sheraton name, (iii) in certain instances, to make subordinated loans to the Lessee (in support of the Lessee's obligations under Percentage Leases), (iv) to subordinate for designated periods of time certain of its customary fees to the Lessee's obligations under applicable Percentage Leases, and (v) to grant the Lessee termination rights in the event of a change in control of Sheraton or in the event Sheraton fails to meet certain performance-based standards. This new strategic alliance, coupled with the purchase of five Sheraton hotels (including three non-suite hotels), provides the Company with its first entry into the upscale, full-service, non-suite hotel market and should provide the Company with substantial opportunities for future growth.

THE HOTELS

  Embassy Suites Hotels

     Forty-nine of the Current Hotels and two of the Acquisition Hotels are Embassy Suites hotels operating under franchise licenses from Promus. Embassy Suites hotels are upscale, full-service, all-suite hotels designed to attract frequent business travelers, leisure travelers and weekend guests. Embassy Suites consistently achieves one of the highest guest satisfaction ratings in the industry. Among the services and amenities typically offered by Embassy Suites hotels are: two-room suites, with each suite containing two telephones, a mini-refrigerator, coffee maker, microwave oven, wet bar, and two color televisions; complimentary, full, cooked-to-order breakfast every morning; complimentary cocktails during two hours every evening (subject to local laws and regulations) in an atrium environment; fitness center, indoor heated pool, sauna, whirlpool and steam room; guest laundry and valet services; and a 100% satisfaction guarantee. Restaurant, banquet, in-room dining and lounge services are available to guests at customary rates. Embassy Suites hotels are constructed, maintained and operated in accordance with a comprehensive set of building, maintenance, operational, recordkeeping and reservation system guidelines designed to ensure a uniformly high level of service, appearance and quality. The Embassy Suites system was among the first hotel chains to offer guests an unconditional 100% satisfaction guarantee.

     Embassy Suites, the predecessor-in-interest to Promus, was organized in 1983, and the first Embassy Suites hotel was opened in Overland Park, Kansas in 1984. Mr. Feldman, Chairman of the Board of the Company, served as the founding President and Chief Executive Officer of Embassy Suites from 1983 until 1990, and as its Chairman of the Board from 1990 until January 1992. In March 1984, Embassy Suites, Inc. acquired the 24 hotel Granada Royale Hometel(R) chain, and converted its hotels to the Embassy Suites system during 1985. By the spring of 1986, Embassy Suites hotels were located in 20 states, making it a national upscale all-suite chain and the largest upscale all-suite operator in the United States. The Embassy Suites chain has continued to grow through franchising, new hotel development and the acquisition and conversion of all-suite hotels from other brands. From 30 hotels in 10 states at December 31, 1984, the Embassy Suites chain has grown to 138 hotels in 34 states, the District of Columbia, Canada, Colombia, Puerto Rico and Thailand, at March 31, 1997, making it the largest U.S. full-service, all-suite hotel chain. Of the 138 Embassy Suites hotels in operation at March 31, 1997, a total of 77 were being operated by Promus as owner, lessee or manager.

  Doubletree Guest Suites Hotels

     Eight of the Current Hotels and four of the Acquisition Hotels are Doubletree Guest Suites hotels. The Doubletree Guest Suites all-suite hotels comprise one of the largest all-suite hotel chains in the United States as measured by number of suites and system revenues. Doubletree's all-suite hotels are targeted at business travelers and families who have a need or desire for greater space than typically is provided at most traditional hotels. The total guest room revenue for the year ended December 31, 1996 for Doubletree's all-suite hotels was derived approximately 45% from business travelers, 29% from group meetings and 26% from leisure travelers.

     At December 31, 1996, Doubletree's all-suite hotels included 36 Doubletree Guest Suites hotels in 18 states and the District of Columbia, with a total of 7,773 guest rooms. The hotels range in size from 55 to 460 guest suites. Suite rates generally range from $60 to $250 per night. Each guest suite has a separate living room and dining/work area, with a color television, refrigerator and wet bar.

     Doubletree is one of the largest full-service hotel operating companies in the United States. At December 31, 1996, Doubletree and its affiliates managed, leased, or franchised 241 hotels with an aggregate of 56,037 rooms in 39 states, the District of Columbia, the U.S. Virgin Islands and Mexico. This represents a 108% and 83% increase in number of hotels and aggregate room count, respectively, for the fiscal year ended December 31, 1996 as compared to fiscal year ended December 31, 1995. Doubletree provides hotel owners with management and franchise services under its Doubletree Hotels(R), Doubletree Guest Suites, Doubletree Club Hotels(R) and Club Hotels by Doubletree(R) brand names, as well as management services for Red Lion(R) hotels and other non-Doubletree brand hotels. At December 31, 1996, Doubletree's portfolio of hotels included 58 Doubletree Hotels, 36 Doubletree Guest Suites hotels, 16 Club Hotels, 56 Red Lion hotels and 75 hotels operated by Doubletree under third party brand names or as independent hotels.

  Sheraton Hotels

     Two of the Acquisition Hotels are Sheraton Suites hotels. Sheraton Suites hotels typically offer two-room suites, each with a wet bar, refrigerator, microwave, coffee maker and two televisions. Restaurant, lounge, swimming pool and fitness center facilities are also typically available to guests. Three of the Acquisition Hotels are full-service upscale Sheraton hotels. While each of these hotels offers some suite accommodations, the substantial percentage of the accommodations are non-suite rooms. Sheraton hotels generally offer numerous amenities and facilities, such as multiple restaurants, banquet and meeting space, recreational facilities (including indoor and/or outdoor pools and fitness centers) and business centers.

     Sheraton Hotels, including Sheraton Suites, are part of Sheraton Hotels & Resorts, the upscale brand segment operated and franchised by ITT Sheraton Corporation, which is a wholly-owned subsidiary of ITT Corporation. ITT Sheraton Corporation owns, leases, manages and/or franchises over 410 luxury, upscale and mid-scale hotels, having over 133,600 guest rooms, in over 60 countries. In the upscale segment, which includes Sheraton hotels, there are approximately 290 properties with approximately 104,600 rooms. Sheraton's origins date back to 1937 and its history includes many firsts in the hospitality industry, including the first hotel chain to be listed on the NYSE, the first chain to centralize and automate the reservations function and the first to develop a toll-free 800-number system for direct consumer access.

  Other All-Suite Hotels

     The Company also owns one Hilton Suites hotel. Hilton Suites is one of the brands operated and franchised by Hilton Hotels Corporation. Hilton Suites hotels provide a private bedroom and separate living room with amenities that include a second television with a video cassette player, wet bar with microwave, mini-refrigerator and coffee maker. In addition, a complimentary prepared-to-order breakfast and evening beverage reception are offered daily.

  Operating Data

     The following tables present ADR, Occupancy and REVPAR for the Hotels for the twelve months ended March 31, 1997 and the years ended December 31, 1996, 1995 and 1994. For the three months ended March 31, 1997, REVPAR increased over the three months ended March 31, 1996 by 7.9% to $83.72 for the Original Hotels, by 16.6% to $89.22 for the CSS Hotels, by 6.8% to $85.35 for the 1996 Acquired Hotels and by 8.2% to $77.47 for the 1997 Acquired Hotels (in each case as identified by footnotes in the following table). For the five months ended May 31, 1997, REVPAR increased over the five months ended May 31, 1996 by 7.4% to $85.04 for the Original Hotels, by 21.3% to $87.87 for the CSS Hotels, by 8.6% to $88.16 for the 1996 Acquired Hotels and by 7.7% to $79.70 for the 1997 Acquired Hotels.

                                                                                                    ADR($)
                                                                                                    -------
                                                                                                    TWELVE
                                                                       # OF                         MONTHS
                                                                      SUITES/    YEAR      YEAR      ENDED
                LOCATION                            BRAND              ROOMS    OPENED   ACQUIRED   3/31/97
                --------                            -----             -------   ------   --------   -------
ACQUISITION HOTELS(1):
Syracuse, NY............................  Embassy Suites                215      1989      1997      96.07
Dallas (Market Center), TX..............  Embassy Suites                244      1980      1997     118.42
Lake Buena Vista (Disney World), FL.....  Doubletree Guest Suites(7)    229      1987      1997     126.56
Tampa (Rocky Point), FL.................  Doubletree Guest Suites       203      1986      1997     102.54
Raleigh/Durham, NC......................  Doubletree Guest Suites       203      1987      1997     100.74
Nashville (Airport), TN.................  Doubletree Guest Suites       138      1988      1997      84.59
Phoenix (Crescent), AZ..................  Sheraton                      342      1986      1997     108.49
Atlanta (Airport), GA...................  Sheraton                      395      1986      1997     101.95
Dallas (Park Central), TX...............  Sheraton                      545      1983      1997      98.69
Atlanta (Galleria), GA..................  Sheraton Suites               278      1990      1997     118.74
Chicago (O'Hare), IL....................  Sheraton Suites               297      1994      1997     120.52
                                                                                                    ------
        Total Acquisition Hotels........                                                            107.49
CURRENT HOTELS(2):
Birmingham, AL..........................  Embassy Suites(4)             242      1987      1996     105.68
Flagstaff, AZ...........................  Embassy Suites(3)             119      1988      1995      92.41
Phoenix (Camelback), AZ.................  Embassy Suites(7)(4)          233      1985      1996     145.93
Anaheim, CA.............................  Embassy Suites(4)             222      1987      1996      94.90
Burlingame (S.F. Airport So.), CA.......  Embassy Suites(7)(4)          339      1986      1995     118.69
Covina, CA..............................  Embassy Suites(8)(6)          264      1980      1997      79.82
El Segundo (LAX South), CA..............  Embassy Suites(4)             350      1985      1996      80.36
Los Angeles (LAX Airport North), CA.....  Embassy Suites(7)(6)          215      1990      1997     102.98
Milpitas, CA............................  Embassy Suites(4)             267      1987      1996     114.59
Napa, CA................................  Embassy Suites(4)             205      1985      1996     116.91
Oxnard (Mandalay Beach), CA.............  Embassy Suites(4)             249      1986      1996     122.81
San Rafael (Marin Co.), CA..............  Embassy Suites(8)(5)          235      1990      1996     113.21
South San Francisco (Airport North),
  CA....................................  Embassy Suites(4)             312      1988      1996     116.16
Avon (Beaver Creek Resort), CO..........  Embassy Suites(5)              72      1989      1996     201.24
Boca Raton (Embassy), FL................  Embassy Suites(5)             263      1989      1996      88.22
Deerfield Beach, FL.....................  Embassy Suites(4)             244      1987      1996     126.76
Ft. Lauderdale, FL......................  Embassy Suites(4)             359      1986      1996     109.30
Jacksonville, FL........................  Embassy Suites(9)(3)          210      1985      1994     107.94
Miami (Airport), FL.....................  Embassy Suites(4)             314      1987      1996      92.67
Orlando (North), FL.....................  Embassy Suites(9)(3)          210      1985      1994     106.98
Orlando (South), FL.....................  Embassy Suites(9)(3)          244      1985      1994     118.10
Atlanta (Buckhead), GA..................  Embassy Suites(5)             317      1988      1996     138.63
Atlanta (Perimeter Center), GA..........  Embassy Suites(8)(6)          241      1985      1997     118.66
Brunswick, GA...........................  Embassy Suites(3)             130      1988      1995      73.89
Chicago-Lombard, IL.....................  Embassy Suites(8)(3)          262      1990      1995     112.12
Deerfield, IL...........................  Embassy Suites(5)             237      1987      1996     102.36
Indianapolis (North), IN................  Embassy Suites(8)(5)          222      1985      1996     101.24
Overland Park, KS.......................  Embassy Suites(8)(6)          199      1984      1997     105.60
Baton Rouge, LA.........................  Embassy Suites(4)             224      1985      1996      90.86
New Orleans, LA.........................  Embassy Suites(3)             282      1984      1994     124.94
Boston-Marlborough, MA..................  Embassy Suites(3)             100      1988      1995     107.37
Minneapolis (Airport), MN...............  Embassy Suites(4)             311      1986      1995     115.46

                                                   ADR($)                    OCCUPANCY(%)
                                          ------------------------   -----------------------------
                                                 YEAR ENDED          TWELVE        YEAR ENDED
                                                DECEMBER 31,         MONTHS       DECEMBER 31,
                                          ------------------------    ENDED    -------------------
                LOCATION                   1996     1995     1994    3/31/97   1996    1995   1994
                --------                  ------   ------   ------   -------   -----   ----   ----
ACQUISITION HOTELS(1):
Syracuse, NY............................   94.98    95.09    91.70     75.6     74.6   72.1   74.9
Dallas (Market Center), TX..............  117.93   109.72   103.43     72.6     73.3   72.0   75.0
Lake Buena Vista (Disney World), FL.....  121.25   113.40   114.91     84.0     83.1   75.8   74.4
Tampa (Rocky Point), FL.................   98.35    90.25    85.63     74.9     75.2   73.8   75.2
Raleigh/Durham, NC......................   96.60    84.87    79.57     73.9     74.2   76.3   71.7
Nashville (Airport), TN.................   84.21    79.01    74.77     75.4     74.4   76.0   77.8
Phoenix (Crescent), AZ..................  107.71    95.53    72.94     69.6     71.2   72.9   74.4
Atlanta (Airport), GA...................  102.13    82.20    71.01     64.0     66.7   67.8   72.9
Dallas (Park Central), TX...............   96.03    85.74    77.78     67.5     70.6   74.2   72.6
Atlanta (Galleria), GA..................  118.59   104.06    94.65     64.8     67.1   73.6   79.0
Chicago (O'Hare), IL....................  119.27   108.43   104.41     71.9     69.2   65.9   71.5
                                          ------   ------   ------    -----    -----   ----   ----
        Total Acquisition Hotels........  105.59    94.63    87.14     70.9     71.8   72.4   74.1
CURRENT HOTELS(2):
Birmingham, AL..........................  101.33    94.13    88.49     62.9     64.3   68.3   68.5
Flagstaff, AZ...........................   92.04    89.98    89.13     70.1     69.8   67.0   69.3
Phoenix (Camelback), AZ.................  140.12   130.49   121.73     67.4     69.0   73.3   74.3
Anaheim, CA.............................   91.48    85.94    85.04     67.4     65.8   69.0   63.2
Burlingame (S.F. Airport So.), CA.......  114.58   102.42    99.41     80.9     77.7   78.7   76.2
Covina, CA..............................   79.13    75.64    79.91     57.1     53.8   53.6   51.1
El Segundo (LAX South), CA..............   80.76    83.55    85.67     75.5     73.0   63.3   64.3
Los Angeles (LAX Airport North), CA.....  102.67   102.72   100.12     78.3     77.5   70.4   80.0
Milpitas, CA............................  108.11    93.57    88.03     76.5     75.4   79.6   73.4
Napa, CA................................  115.84   111.52   112.72     66.2     67.1   65.0   67.8
Oxnard (Mandalay Beach), CA.............  120.36   117.25   116.73     60.9     62.7   62.9   66.7
San Rafael (Marin Co.), CA..............  111.78   108.49   101.64     77.5     77.0   78.8   78.6
South San Francisco (Airport North),
  CA....................................  108.33    93.80    92.43     67.1     67.3   67.7   67.5
Avon (Beaver Creek Resort), CO..........  185.60   150.72   149.21     50.2     51.3   61.8   57.3
Boca Raton (Embassy), FL................   85.67    86.26    83.36     71.7     73.2   73.6   71.1
Deerfield Beach, FL.....................  119.06   119.93   122.46     61.6     61.3   65.7   64.9
Ft. Lauderdale, FL......................  105.92   106.44   105.47     70.7     70.2   66.2   66.5
Jacksonville, FL........................  106.17    96.43    84.41     77.3     76.7   75.4   75.8
Miami (Airport), FL.....................   86.07    88.52    84.99     74.5     74.4   76.1   77.0
Orlando (North), FL.....................  103.56    97.49    93.47     83.8     83.6   80.0   79.2
Orlando (South), FL.....................  114.74   109.37   103.61     85.8     84.2   78.8   79.0
Atlanta (Buckhead), GA..................  138.39   120.82    94.56     74.5     74.9   81.2   82.2
Atlanta (Perimeter Center), GA..........  117.93   102.40    92.68     76.7     77.7   77.9   80.7
Brunswick, GA...........................   71.03    61.22    49.07     70.9     74.2   74.0   75.5
Chicago-Lombard, IL.....................  109.64   101.28    95.21     76.7     77.6   77.0   75.3
Deerfield, IL...........................  100.96    96.74    90.90     75.7     74.3   77.4   74.3
Indianapolis (North), IN................  100.22    98.60    90.93     71.8     70.6   73.2   72.3
Overland Park, KS.......................  102.94    97.93    91.73     75.7     75.0   74.4   76.0
Baton Rouge, LA.........................   87.27    81.08    79.57     63.4     61.7   70.2   69.3
New Orleans, LA.........................  119.90   114.48   105.76     75.6     75.7   72.9   82.7
Boston-Marlborough, MA..................  104.89    89.12    85.26     75.7     76.7   81.1   79.9
Minneapolis (Airport), MN...............  114.54   102.65    99.08     71.2     69.3   73.6   76.0

                                                     REVPAR($)
                                          --------------------------------
                                          TWELVE          YEAR ENDED
                                          MONTHS         DECEMBER 31,
                                           ENDED    ----------------------
                LOCATION                  3/31/97    1996    1995    1994
                --------                  -------   ------   -----   -----
ACQUISITION HOTELS(1):
Syracuse, NY............................   72.65     70.81   68.58   68.72
Dallas (Market Center), TX..............   86.00     86.40   78.96   77.57
Lake Buena Vista (Disney World), FL.....  106.29    100.77   85.93   85.50
Tampa (Rocky Point), FL.................   76.85     74.01   66.62   64.38
Raleigh/Durham, NC......................   74.44     71.70   64.76   57.02
Nashville (Airport), TN.................   63.78     62.65   60.02   58.14
Phoenix (Crescent), AZ..................   75.53     76.64   69.61   54.24
Atlanta (Airport), GA...................   65.26     68.13   55.71   51.75
Dallas (Park Central), TX...............   66.57     67.79   63.65   56.48
Atlanta (Galleria), GA..................   76.95     79.52   76.55   74.75
Chicago (O'Hare), IL....................   86.71     82.50   71.44   74.67
                                          ------    ------   -----   -----
        Total Acquisition Hotels........   76.24     75.85   68.48   64.60
CURRENT HOTELS(2):
Birmingham, AL..........................   66.44     65.20   64.30   60.62
Flagstaff, AZ...........................   64.79     64.23   60.31   61.80
Phoenix (Camelback), AZ.................   98.41     96.70   95.69   90.40
Anaheim, CA.............................   63.96     60.22   59.27   53.76
Burlingame (S.F. Airport So.), CA.......   96.04     89.06   80.66   75.72
Covina, CA..............................   45.55     42.59   40.56   40.84
El Segundo (LAX South), CA..............   60.68     58.97   52.91   55.10
Los Angeles (LAX Airport North), CA.....   80.67     79.59   72.32   80.09
Milpitas, CA............................   87.62     81.47   74.44   64.58
Napa, CA................................   77.42     77.78   72.53   76.48
Oxnard (Mandalay Beach), CA.............   74.85     75.43   73.72   77.91
San Rafael (Marin Co.), CA..............   87.69     86.04   85.46   79.92
South San Francisco (Airport North),
  CA....................................   77.95     72.89   63.52   62.37
Avon (Beaver Creek Resort), CO..........  100.93     95.26   93.21   85.44
Boca Raton (Embassy), FL................   63.21     62.68   63.48   59.27
Deerfield Beach, FL.....................   78.13     72.94   78.85   79.42
Ft. Lauderdale, FL......................   77.31     74.31   70.46   70.14
Jacksonville, FL........................   83.42     81.40   72.75   64.01
Miami (Airport), FL.....................   69.00     64.02   67.41   65.43
Orlando (North), FL.....................   89.65     86.58   77.97   74.04
Orlando (South), FL.....................  101.29     96.66   86.19   81.83
Atlanta (Buckhead), GA..................  103.33    103.66   98.12   77.74
Atlanta (Perimeter Center), GA..........   91.01     91.66   79.82   74.74
Brunswick, GA...........................   52.41     52.72   45.30   37.07
Chicago-Lombard, IL.....................   86.05     85.06   77.94   71.68
Deerfield, IL...........................   77.45     75.05   74.85   67.53
Indianapolis (North), IN................   72.72     70.70   72.14   65.77
Overland Park, KS.......................   79.98     77.21   72.81   69.72
Baton Rouge, LA.........................   57.58     53.86   56.96   55.12
New Orleans, LA.........................   94.45     90.82   83.42   87.48
Boston-Marlborough, MA..................   81.24     80.47   72.29   68.08
Minneapolis (Airport), MN...............   82.21     79.38   75.52   75.27

                                                                                                        ADR($)
                                                                                                        -------
                                                                                                        TWELVE
                                                                           # OF                         MONTHS
                                                                          SUITES/    YEAR      YEAR      ENDED
                LOCATION                              BRAND                ROOMS    OPENED   ACQUIRED   3/31/97
                --------                              -----               -------   ------   --------   -------
Minneapolis (Downtown), MN..............  Embassy Suites(4)                 218      1984      1995      96.79
St. Paul, MN............................  Embassy Suites(4)                 210      1983      1995      92.75
Kansas City (Country Club Plaza), MO....  Embassy Suites(7)(8)(6)           266      1976      1997     105.14
Charlotte, NC...........................  Embassy Suites(8)(5)              274      1989      1996     113.78
Raleigh, NC.............................  Embassy Suites(8)(6)              225      1987      1997     114.10
Parsippany, NJ..........................  Embassy Suites(8)(5)              274      1989      1996     127.92
Piscataway, NJ..........................  Embassy Suites(5)                 225      1988      1996     106.37
Secaucus, NJ............................  Embassy Suites(8)(6)              261      1986      1997     125.49
Cleveland, OH...........................  Embassy Suites(5)                 268      1990      1995     102.77
Tulsa, OK...............................  Embassy Suites(9)(3)              240      1985      1994      89.46
Myrtle Beach (Kingston Plantation),
  SC....................................  Embassy Suites(10)(5)             255      1987      1996     122.45
Nashville, TN...........................  Embassy Suites(9)(3)              296      1986      1994     104.04
Austin (Airport North), TX..............  Embassy Suites(8)(6)              261      1984      1997     109.17
Corpus Christi, TX......................  Embassy Suites(3)                 150      1984      1995      85.05
Dallas (Love Field), TX.................  Embassy Suites(3)                 248      1986      1995     105.41
Dallas (Park Central), TX...............  Embassy Suites(9)(3)              279      1985      1994     106.05
San Antonio (Airport), TX...............  Embassy Suites(8)(6)              261      1985      1997     101.50
San Antonio (Northwest), TX.............  Embassy Suites(8)(6)              217      1979      1997     102.28
Dana Point, CA..........................  Doubletree Guest Suites(6)        198      1992      1997     109.20
Boca Raton (Doubletree), FL.............  Doubletree Guest Suites(4)        182      1989      1995      79.36
Tampa (Busch Gardens), FL...............  Doubletree Guest Suites(4)        129      1985      1995      88.00
Baltimore, MD...........................  Doubletree Guest Suites(11)(6)    251      1987      1997      91.36
Troy, MI................................  Doubletree Guest Suites(11)(6)    251      1987      1997      95.68
Bloomington, MN.........................  Doubletree Guest Suites(6)        219      1980      1997     109.65
Omaha, NE...............................  Doubletree Guest Suites(6)        189      1973      1997      91.58
Austin (Downtown), TX...................  Doubletree Guest Suites(11)(6)    189      1987      1997     110.22
Lexington, KY...........................  Hilton Suites(5)                  174      1987      1996      97.32
                                                                                                        ------
    Total Current Hotels................                                                                107.35
                                                                                                        ------
    Total All Hotels....................                                                                107.38
                                                                                                        ======

                                                   ADR($)                    OCCUPANCY(%)
                                          ------------------------   -----------------------------
                                                 YEAR ENDED          TWELVE        YEAR ENDED
                                                DECEMBER 31,         MONTHS       DECEMBER 31,
                                          ------------------------    ENDED    -------------------
                LOCATION                   1996     1995     1994    3/31/97   1996    1995   1994
                --------                  ------   ------   ------   -------   -----   ----   ----
Minneapolis (Downtown), MN..............   96.37    93.26    93.08     55.4     55.4   66.5   69.6
St. Paul, MN............................   91.20    82.44    79.81     66.6     65.7   77.1   80.2
Kansas City (Country Club Plaza), MO....  102.41    98.86    93.47     77.3     76.3   65.2   70.5
Charlotte, NC...........................  110.83   100.52    85.81     71.3     72.4   73.8   75.4
Raleigh, NC.............................  112.31   103.53    92.74     82.4     82.1   80.6   82.7
Parsippany, NJ..........................  126.09   116.02   109.42     77.9     76.5   74.0   73.5
Piscataway, NJ..........................  102.28   101.98    96.46     69.8     72.8   72.5   75.6
Secaucus, NJ............................  122.48   111.62   107.92     83.7     83.9   81.0   81.1
Cleveland, OH...........................  103.85    99.40    86.98     70.1     67.1   71.2   69.6
Tulsa, OK...............................   88.11    82.14    80.16     71.9     73.7   72.4   72.6
Myrtle Beach (Kingston Plantation),
  SC....................................  119.33   110.10   106.27     73.5     74.3   75.6   74.8
Nashville, TN...........................  103.00   100.92    94.27     74.3     73.2   73.0   75.6
Austin (Airport North), TX..............  108.56   107.92    93.82     73.0     72.8   74.1   76.0
Corpus Christi, TX......................   82.95    77.66    77.54     73.9     73.3   77.6   83.6
Dallas (Love Field), TX.................  104.14    98.95    92.81     75.2     75.9   70.4   72.9
Dallas (Park Central), TX...............  105.13    95.50    86.24     74.6     75.7   77.7   78.8
San Antonio (Airport), TX...............   99.66    97.33    99.90     75.7     76.2   75.4   78.4
San Antonio (Northwest), TX.............  100.14   100.29    99.96     69.9     70.6   69.4   72.0
Dana Point, CA..........................  107.02    79.09    68.56     39.4     37.7   63.1   64.7
Boca Raton (Doubletree), FL.............   78.26    79.83    83.02     55.3     52.8   50.4   48.4
Tampa (Busch Gardens), FL...............   85.08    80.66    79.58     74.7     74.3   73.2   79.4
Baltimore, MD...........................   89.41    82.03    82.97     73.8     75.9   75.7   69.8
Troy, MI................................   93.11    84.25    75.03     74.5     74.1   72.4   77.1
Bloomington, MN.........................  108.83   104.67    83.35     71.8     72.7   78.6   76.2
Omaha, NE...............................   91.29    89.61    97.86     75.7     75.6   78.6   80.3
Austin (Downtown), TX...................  107.27   102.50    91.64     77.1     76.8   80.8   78.5
Lexington, KY...........................   96.71    88.12    82.70     76.3     77.5   79.6   79.1
                                          ------   ------   ------    -----    -----   ----   ----
    Total Current Hotels................  104.92    98.60    93.27     72.1     71.9   72.7   73.5
                                          ------   ------   ------    -----    -----   ----   ----
    Total All Hotels....................  105.04    97.88    92.18     71.9     71.9   72.7   73.6
                                          ======   ======   ======    =====    =====   ====   ====

                                                     REVPAR($)
                                          --------------------------------
                                          TWELVE          YEAR ENDED
                                          MONTHS         DECEMBER 31,
                                           ENDED    ----------------------
                LOCATION                  3/31/97    1996    1995    1994
                --------                  -------   ------   -----   -----
Minneapolis (Downtown), MN..............   53.63     53.40   62.04   64.78
St. Paul, MN............................   61.72     59.88   63.56   64.00
Kansas City (Country Club Plaza), MO....   81.30     78.11   64.47   65.90
Charlotte, NC...........................   81.08     80.28   74.14   64.68
Raleigh, NC.............................   94.07     92.20   83.42   76.73
Parsippany, NJ..........................   99.64     96.45   85.89   80.39
Piscataway, NJ..........................   74.27     74.47   73.90   72.89
Secaucus, NJ............................  105.04    102.76   90.37   87.54
Cleveland, OH...........................   72.03     69.63   70.79   60.54
Tulsa, OK...............................   64.28     64.92   59.51   58.18
Myrtle Beach (Kingston Plantation),
  SC....................................   90.04     88.62   83.27   79.52
Nashville, TN...........................   77.28     75.35   73.67   71.27
Austin (Airport North), TX..............   79.74     79.06   80.00   71.30
Corpus Christi, TX......................   62.85     60.80   60.24   64.81
Dallas (Love Field), TX.................   79.31     79.05   69.71   67.64
Dallas (Park Central), TX...............   79.06     79.63   74.24   68.00
San Antonio (Airport), TX...............   76.88     75.94   73.38   78.28
San Antonio (Northwest), TX.............   71.53     70.69   69.55   71.98
Dana Point, CA..........................   43.00     40.36   49.92   44.35
Boca Raton (Doubletree), FL.............   43.89     41.32   40.19   40.19
Tampa (Busch Gardens), FL...............   65.72     63.20   59.05   63.19
Baltimore, MD...........................   67.44     67.88   62.09   57.88
Troy, MI................................   71.28     69.04   61.01   57.85
Bloomington, MN.........................   78.70     79.12   82.29   63.52
Omaha, NE...............................   69.34     68.98   70.42   78.58
Austin (Downtown), TX...................   85.02     82.34   82.86   71.91
Lexington, KY...........................   74.26     74.99   70.16   65.38
                                          ------    ------   -----   -----
    Total Current Hotels................   77.40     75.40   71.72   68.51
                                          ------    ------   -----   -----
    Total All Hotels....................   77.19     75.48   71.13   67.82
                                          ======    ======   =====   =====

---------------

 (1) Information with respect to the Acquisition Hotels was obtained from the sellers.
 (2) Information for the Current Hotels, for periods prior to their acquisition by the Company, was obtained from the prior owners.
 (3) These hotels combine to form the Original Hotels.
 (4) These hotels combine to form the CSS Hotels.
 (5) These hotels combine to form the 1996 Acquired Hotels.
 (6) These hotels combine to form the 1997 Acquired Hotels.
 (7) These hotels are situated upon parcels of land subject to ground leases.
 (8) The Company owns a 50% equity interest in the entity that owns these hotels.
 (9) These hotels secure the Term Loan.
(10) In the process of conversion from another brand.
(11) The Company owns a 90% equity interest in the entity that owns these hotels.

    The following table summarizes the information for the Current Hotels by categories, as follows:

                                                         ADR($)                          OCCUPANCY(%)             REVPAR(
                                           ----------------------------------   -------------------------------   -------
                                           TWELVE           YEAR ENDED          TWELVE         YEAR ENDED         TWELVE
                                           MONTHS          DECEMBER 31,         MONTHS        DECEMBER 31,        MONTHS
                                            ENDED    ------------------------    ENDED    ---------------------    ENDED
           CATEGORY OF HOTELS              3/31/97    1996     1995     1994    3/31/97   1996     1995    1994   3/31/97
           ------------------              -------   ------   ------   ------   -------   -----    ----    ----   -------
Original Hotels.........................   105.19    102.82    95.97    89.76     76.2     76.5    75.2    77.0    80.17
CSS Hotels..............................   106.82    103.31    97.75    95.89     68.5     67.8    69.6    69.7    73.16
1996 Acquired Hotels....................   113.42    111.54   104.51    95.01     73.0     73.0    75.2    74.7    82.80
1997 Acquired Hotels....................   105.03    103.36    96.98    91.55     72.9     72.6    73.0    74.5    76.53

                                                REVPAR($)
                                          ----------------------
                                                YEAR ENDED
                                               DECEMBER 31,
                                          ----------------------
           CATEGORY OF HOTELS              1996    1995    1994
           ------------------             ------   -----   -----
Original Hotels.........................   78.65   72.17   69.12
CSS Hotels..............................   70.05   68.01   66.87
1996 Acquired Hotels....................   81.46   78.56   70.98
1997 Acquired Hotels....................   75.07   70.79   68.21

FRANCHISE/MANAGEMENT ARRANGEMENTS

  Franchise Licenses

     All of the Current Hotels are, and the Company anticipates that most of the additional hotel properties in which it invests will be, operated under major nationally-recognized brand names. The Company believes that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

     Embassy Suites Hotels. Embassy Suites(R) is a registered trademark of Promus. Promus has issued franchise license agreements to the Lessee for all of the Company's Current Hotels that are Embassy Suites hotels. The Embassy Suites franchise licenses generally expire 20 years after the date of their original issuance. The franchise licenses for certain of the Current Hotels require the completion of certain improvements.

     The Embassy Suites hotel franchise licenses generally specify certain management, operational, recordkeeping, accounting, reporting and marketing standards and procedures with which the Lessee must comply. The franchise licenses obligate the Lessee to comply with the franchisor's standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest suite services that may be provided by the Lessee, display of signage, and the quality and condition of furniture, fixtures and equipment included in guest suites, lobbies and other common areas.

       Other Hotels. One of the Current Hotels is a Hilton Suites hotel operating under a franchise license granted to the Lessee by Hilton Inns, Inc. The terms of the Hilton Suites franchise license agreement are substantially similar to those of the Embassy Suites license agreements.

     The right to use the Doubletree Guest Suites brand is granted under the management agreements between the Lessee and Doubletree. There are no separate franchise license agreements with respect to these hotels. Similarly, the right to use the Sheraton brand on hotels to be acquired by the Company will be granted under the management agreements to be entered into between the Lessee and an affiliate of Sheraton with respect to such hotels. There will be no separate franchise license agreements with respect to these hotels.

     EMBASSY SUITES(R), DOUBLETREE GUEST SUITES(R) AND SHERATON(R) ARE REGISTERED TRADEMARKS OF PROMUS, DOUBLETREE AND SHERATON, RESPECTIVELY. NONE OF PROMUS, DOUBLETREE OR SHERATON HAS ENDORSED OR APPROVED THE OFFERING MADE HEREBY. THE GRANT OF A LICENSE TO USE ANY OF THE FOREGOING TRADEMARKS IN CONNECTION WITH CERTAIN OF THE HOTELS IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY THE OWNER OF ANY SUCH TRADEMARK (OR ANY AFFILIATE OR DIVISION OF SUCH OWNER) OF THE COMPANY, THE PARTNERSHIP OR THE COMMON STOCK OFFERED HEREBY.

  Management of the Hotels

     Forty-eight of the Current Hotels are, and any additional hotels that may be acquired by the Company for operation as Embassy Suites hotels (including the two Embassy Suites hotels included in the Acquisition Hotels) are expected to be, managed by Promus, subject to the supervision of the Lessee. The Dallas (Love Field), Texas and Deerfield, Illinois Embassy Suites hotels are managed by independent third party managers. The Current Hotels operated as Doubletree Guest Suites hotels are, and any additional hotels that may be acquired by Company for operation as Doubletree Guest Suites hotels (including the four Doubletree Guest Suites hotels included in the Acquisition Hotels), are expected to be, managed by a subsidiary of Doubletree. All five of the Sheraton hotels included in the Acquisition Hotels are, and any additional hotels acquired by the Company for operation as Sheraton hotels are expected to be, managed by a subsidiary of Sheraton.

     Embassy Suites Hotels. Promus is the largest operator of full-service, all-suite hotels in the U.S. Of the 138 Embassy Suites hotels in operation at March 31, 1997, a total of 77 were operated by Promus as owner, lessee or manager. The Lessee believes that Promus, by virtue of its size, and other factors, is better able to attract, retain and motivate high caliber on-site management and operations personnel than would an operator of a relatively small number of hotels. As manager, Promus provides the Current Hotels managed by it with employees, accounting services, site-based marketing, and day-to-day operations management, utilizing its proprietary yield-management system.

     With respect to those Embassy Suites hotels managed by Promus that are jointly owned by Promus and the Company, and with respect to the Embassy Suites hotels included in the Acquisition Hotels, Promus has agreed to make subordinated loans to the Lessee with respect to such hotels in a maximum amount at any one time outstanding of approximately $3.2 million. To date, no advance has been requested by the Lessee, or made by Promus, under such agreements.

     Doubletree Guest Suites Hotels. Doubletree Guest Suites is the second largest all-suite hotel brand in the United States. Doubletree provides hotel owners with management and franchise services under its Doubletree Hotels, Doubletree Guest Suites, Doubletree Club Hotels and Club Hotels by Doubletree brand names, as well as management services for Red Lion and other non-Doubletree brand hotels.

     With respect to certain of the Doubletree Guest Suites hotels in which the Company has an interest, and the Doubletree Guest Suites hotels included in the Acquisition Hotels, Doubletree has agreed to make subordinated loans to the Lessee with respect to such hotels in a maximum amount at any one time outstanding of approximately $3.0 million. To date, no advance has been requested by the Lessee, or made by Doubletree, under such agreements.

     Sheraton Hotels. Sheraton owns, leases, manages and/or franchises over 410 hotels around the world, making it one of the world's largest hotel companies. The primary focus of Sheraton's operations has been in the upscale, full-service, non-suite hotel market.

     Sheraton has agreed to make subordinated loans to the Lessee, with respect to the five Sheraton Hotels included in the Acquisition Hotels, in a maximum amount at any one time outstanding of approximately $3.3 million, if needed to enable the Lessee to meet its rental obligations to the Company under the Percentage Leases for such hotels.

  Fees

     The Lessee typically pays a franchise fee ranging from 0% to 5% of suite revenue, and marketing and reservation fees ranging from 1% to 3.5% of suite revenue. In the cases where there is not a separate franchise agreement, the right to use the brand name is included in the management agreement. Base management fees typically range from 2% to 3% of total revenues. Incentive management fees are based upon the hotel's income and typically range from 50% to 100%, subject to a maximum annual payment of between 2% and 3% of hotel revenues. In many cases managers and franchisors have agreed to subordinate all or a portion of their fees at a specific hotel either for a set period of time, or until the hotel provides a predetermined return to the Lessee, or both. In addition, certain managers also charge an allocated share of the cost of providing certain centralized services, such as accounting.

                                   MANAGEMENT

     The Board of Directors currently consists of seven members, four of whom are not officers or employees of the Company or affiliates of any subsidiary or lessee thereof ("Independent Directors"). The Board of Directors is divided into three classes who serve staggered three-year terms with the term of each director expiring at the annual meeting of shareholders held three years after his election. The Company has seven executive officers and 15 other full-time, permanent employees.

     Set forth below is certain information regarding the directors and executive officers of the Company.

                                                                     YEAR
                                                                    FIRST                    TERM
           NAME                           POSITION                 ELECTED       CLASS      EXPIRES
           ----                           --------                 --------    ---------    -------
Hervey A. Feldman..........  Chairman of the Board                   1994      Class I       1998
Thomas J. Corcoran, Jr.....  President and Chief Executive           1994      Class II      1999
                               Officer, Director
Richard S. Ellwood.........  Independent Director                    1994      Class III     2000
Richard O. Jacobson........  Independent Director                    1994      Class III     2000
Charles N. Mathewson.......  Director                                1994      Class I       1998
Thomas A. McChristy........  Independent Director                    1994      Class III     2000
Donald J. McNamara.........  Independent Director                    1994      Class II      1999
William S. McCalmont.......  Senior Vice President, Chief            1996         --         --
                               Financial Officer and Treasurer
Lawrence D. Robinson.......  Senior Vice President, General          1996         --         --
                               Counsel and Secretary
Jack Eslick................  Vice President, Director of Asset       1996         --         --
                               Management
June H. McCutchen..........  Vice President, Director of Design      1995         --         --
                               and Construction
William P. Stadler.........  Vice President, Director of             1995         --         --
                               Acquisition and Development

     Hervey A. Feldman (age 59) is the Chairman of the Board of the Company and has served in such capacity since its formation in May 1994. He is also a co-founder of FelCor, Inc. and has served as its Chairman since its formation in 1991. Prior to that time, he held executive positions with Embassy Suites, serving as its Chairman of the Board from June 1990 until January 1992, and as its President and Chief Executive Officer from the founding of that company in January 1983 to April 1990. Prior to 1990, Mr. Feldman had spent over 25 years in the hotel industry, including serving in various management positions with Brock Hotel Corporation during a period when that company was one of the largest franchisees of Holiday Inn(R) hotels in the U.S.; as Executive Vice President for North American Development of Holiday Inns, Inc.; and President and Chief Executive Officer of Brock Residence Inns, Inc., which founded the extended-stay, all-suite chain now known as Residence Inns by Marriott(R).

     Thomas J. Corcoran, Jr. (age 48) is the President and Chief Executive Officer of the Company and has served in such capacity since its formation in May 1994. He is also a co-founder of FelCor, Inc. and has served as its President and Chief Executive Officer since its formation in 1991. From October 1990 to December 1991, he served as the Chairman, President and Chief Executive Officer of Fiesta Foods, Inc., a manufacturer of tortilla chips and taco shells. From 1979 to 1990, Mr. Corcoran held various positions with Integra -- A Hotel and Restaurant Company (formerly Brock Hotel Corporation), including serving as the President and Chief Executive Officer of that company from 1986 to 1990, and with ShowBiz Pizza Time, Inc., an operator and franchisor of family entertainment center/pizza restaurants.

     Richard S. Ellwood (age 65) is the founder and principal owner of R.S. Ellwood & Co., Inc., a real estate investment banking firm which was organized in 1987. Prior to 1987, as an investment banker, Mr. Ellwood was elected successively in 1968 a general partner of White Weld & Co., in 1978 a managing director of Warburg Paribas Becker, Incorporated and in 1984 a managing director and senior banker of Merrill Lynch

Capital Markets. Mr. Ellwood has extensive experience in hotel financing. He was a founder of Hotel Investors Trust, a REIT, and served as a Trustee from 1970 until its merger with another REIT in 1987. He is currently a director of two additional REITs, namely Apartment Investment and Management Company and Corporate Realty Income Trust.

     Richard O. Jacobson (age 60) is the President and Chief Executive Officer of Jacobson Warehouse Company, Inc., a privately-held warehouse company with facilities in 15 locations in seven states, which Mr. Jacobson founded 29 years ago. He is also President and Chief Executive Officer of Jacobson Transportation Company, Inc., a truckload common carrier with authority to operate in 48 states and Canada. Mr. Jacobson is a member of the Boards of Directors of Advanced Oxygen Technology, Inc., AlaTenn Resources, Inc., Allied Group, Inc., Firstar Bank Des Moines, N.A., Firstar Bank of Iowa, N.A. and Heartland Express, Inc.

     Charles N. Mathewson (age 68) has served, for more than the past five years, in various positions with International Game Technology ("IGT"), a company engaged in the design and manufacture of microprocessor based gaming products and gaming monitoring systems. Since February 1988, he has served as the Chairman of the Board of IGT. He has served as a director of IGT since December 1985, as President from December 1986 to February 1988, and as Chief Executive Officer from December 1986 until June 1993 and from February 1996 until the present. Mr. Mathewson also is a member of the Board of Directors of Baron Asset Fund.

     Thomas A. McChristy (age 70) is the President of T.A. McChristy Co. Inc., a real estate investment company, and has served in that capacity since 1957. Mr. McChristy also served as the President and Chief Operating Officer of Syntech International, Inc., a lottery systems and equipment manufacturing company, from 1986 to 1988 and as its Chief Executive Officer from 1989 to 1992.

     Donald J. McNamara (age 44) is the founder and Chairman of The Hampstead Group, a real estate investment company with substantial activities in the hospitality and retirement housing industries. Mr. McNamara also is the Chairman of the Board of Directors of Bristol Hotel Company and a director of Mountasia Entertainment International.

     William S. McCalmont (age 41) has served as Senior Vice President, Chief Financial Officer and Treasurer of the Company since August 1996. For approximately 12 years prior to joining the Company, Mr. McCalmont had been employed in various positions with The Promus Companies Incorporated and with Harrah's Entertainment, Inc., which was created as a result of the spin-off of Promus Hotel Corporation. During his 12-year career with these companies, Mr. McCalmont served in various management positions in finance at the Embassy Suites Hotel division, was Director of Finance, Corporate Director of Asset Management and Project Finance, and Vice President and Treasurer of its parent, and most recently served as the Vice President and Treasurer of Harrah's.

     Lawrence D. Robinson (age 53) has served as Senior Vice President, General Counsel and Secretary of the Company since May 1996. From 1972 to 1989, Mr. Robinson was a partner in the Kansas City-based law firm of Stinson, Mag & Fizzell, for which he founded and managed a Dallas, Texas office from 1982 to 1989. From 1989 through April 1996, Mr. Robinson was a partner in the Houston-based law firm of Bracewell & Patterson, L.L.P., where he served as the managing partner of its Dallas office until 1992, as the head of that office's corporate and securities law section and as chairman of its firm-wide hospitality group. Mr. Robinson continues to maintain an "of counsel" relationship with that firm.

     Jack Eslick (age 45) joined the Company in April 1996 as its Vice President, Director of Asset Management. Mr. Eslick has over 20 years experience in hotel operations. From April 1991 until he joined the Company, Mr. Eslick served as Vice President of Operations of Promus, where he had direct responsibility for all operations in a region that grew from 14 hotels to 26 hotels. Prior to April 1991, he served in various capacities with Holiday Inns, Inc., including serving as general manager of various hotels and as a Regional Director of Operations.

     June H. McCutchen (age 41) joined the Company in October 1995 as Vice President, Director of Design and Construction. Her most recent experience was as Account Executive for Hospitality Restoration &

Builders, Inc. since 1994. From 1992 to 1994 she was Project Manager for American General Hospitality, Inc. where she managed all capital improvement work for over 35 properties each year. Prior to 1992, Ms. McCutchen was Project Manager for Hilton Hotels, Inc. from 1987 to 1992, and prior to 1987, she served as design coordinator and purchasing manager for Embassy Suites, Inc.

     William P. Stadler (age 42) began his employment with the Company in July 1995 as Vice President, Director of Acquisition and Development. Mr. Stadler has over 17 years of experience in hotel acquisition and development, having served as Vice President-Development for Coastal Hotel Group from 1994 until he joined the Company in 1995, as Vice President-Development for Embassy Suites, Inc. from 1992 to 1994, as Senior Vice President-Development for Landmark Hotels, Inc. from 1989 to 1991 and as Vice President-Development for Marriott Corporation from 1985 to 1989.

                             PRINCIPAL SHAREHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information, as of June 3, 1997, regarding each person known to the Company to be the beneficial owner of more than five percent (5%) of its Common Stock. Unless otherwise indicated, such shares of Common Stock are owned directly and the indicated person has sole voting and investment power with respect thereto.

                                                   BEFORE OFFERING              AFTER OFFERING
                                               ------------------------   ---------------------------
                                               AMOUNT AND                 AMOUNT AND
                                               NATURE OF                  NATURE OF
              NAME AND ADDRESS                 BENEFICIAL    PERCENT OF   BENEFICIAL       PERCENT OF
             OF BENEFICIAL OWNER               OWNERSHIP      CLASS(1)    OWNERSHIP         CLASS(7)
             -------------------               ----------    ----------   ----------       ----------
Capital Growth Management Limited
  Partnership................................  2,185,000(2)      8.2%     2,185,000(2)         6.1%
  One International Place
  Boston, Massachusetts 02110
Franklin Resources, Inc......................  3,291,304(3)     11.7      3,291,304(3)         8.9
  777 Mariners Island Blvd.
  San Mateo, California 94404
FMR Corp. ...................................  2,332,001(4)      8.7      2,332,001(4)         6.5
  82 Devonshire Street
  Boston, Massachusetts 02109
LaSalle Advisors Limited Partnership.........  1,643,600(5)      6.2      1,643,600(5)         4.6
  100 East Pratt Street
  Baltimore, Maryland 21202
Promus Hotels, Inc. .........................  2,626,792(6)      9.5      1,426,792(6)(8)      3.9
  755 Crossover Lane
  Memphis, Tennessee 38117

---------------

(1) Based upon 26,587,733 shares outstanding as of June 3, 1997.

(2) Based solely upon information contained in Schedule 13G, dated February 11, 1997. Capital Growth Management Limited Partnership reported that it had sole voting power, but not sole dispositive power, with respect to such shares, and disclaims any beneficial interest in these shares.

(3) Based solely upon information contained in Schedule 13G, dated February 12, 1997. Franklin Resources, Inc. reported that, through its subsidiaries, it has sole voting and dispositive power with respect to these shares. Includes 1,471,756 shares of Common Stock issuable upon conversion of 1,898,550 shares of the Series A Preferred Stock.

(4) Based solely upon information contained in Schedule 13G, dated February 14, 1997. FMR Corp. reported that, through its subsidiaries, it had sole dispositive power with respect to such shares and sole voting power with respect to 479,806 of such shares. Includes 220,961 shares of Common Stock issuable upon conversion of 285,000 shares of Series A Preferred Stock.

(5) Based solely upon information contained in Schedule 13G, dated February 11, 1997. Represents (i) 916,900 shares owned by LaSalle Advisors Limited Partnership ("LaSalle"), as to which LaSalle reported it had sole voting and dispositive power with respect to 448,100 shares, shared voting power with respect to 174,500 shares and shared dispositive power with respect to 468,800 shares, and (ii) 726,700 shares beneficially owned by ABKB/LaSalle Securities Limited Partnership ("ABKB/LaSalle"), as to which ABKB/LaSalle reported that it had sole voting and dispositive power with respect to 160,100 shares, shared voting power with respect to 448,870 shares and shared dispositive power with respect to 566,600 shares.

(6) Based upon information provided by Promus as of June 3, 1997. Includes 1,000,000 units in the Partnership held by Promus which are currently redeemable for a like number of shares of Common Stock.

(7) Based upon 35,587,733 shares to be outstanding after the close of the Offering, assuming the underwriters' over-allotment option is not exercised.

(8) As adjusted to reflect the purchase of 1,200,000 shares of Common Stock by the Company. See "Use of Proceeds."

                          FEDERAL INCOME TAX CONSIDERATIONS

     This discussion supplements the discussion set forth in the accompanying Prospectus under the heading "Federal Income Tax Considerations." Hunton & Williams has acted as tax counsel to the Company in connection with the Offering. In the opinion of Hunton & Williams, the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), for its taxable years ended December 31, 1994 through December 31, 1996, and the Company's organization and proposed method of operation will enable it to qualify to be taxed as a REIT for its taxable year ending December 31, 1997, and future taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service (the "Service") or any court. It must be emphasized that Hunton & Williams' opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Such factual assumptions and representations are set out in the federal income tax opinion that will be delivered by Hunton & Williams at the closing of the Offering. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code. Hunton & Williams will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax Considerations -- Failure to Qualify" in the Prospectus.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of the Company's current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions to the Company's shareholders are out of current or accumulated earnings and profits, the Company's earnings and profits are allocated first to the Preferred Stock and then allocated to the Common Stock. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

     In general, any gain or loss realized upon a taxable disposition of the Common Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Common Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a shareholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other Common Stock is purchased within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%, and the tax rate on net capital gains applicable to individuals is 28%. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. The Service issued proposed regulations in April 1996 regarding the backup withholding rules as applied to Non-U.S. Shareholders. The proposed regulations would alter the technical requirements relating to backup withholding compliance and are proposed to be effective for distributions made after December 31, 1997. See
"-- Taxation of Non-U.S. Shareholders" herein.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding stock of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively owns more than 50% of the value of the Company's stock.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt has been made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in the Common Stock is treated as effectively connected with a Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a non-U.S. corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirement.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares of Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his shares of Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, a Non-U.S. Shareholder can file a claim for refund with the Service for the overwithheld amount to the extent it is determined subsequently that a distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

     In August 1996, the U.S. Congress passed the Small Business Job Protection Act of 1996, which requires the Company to withhold 10% of any distribution in excess of its current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of his shares of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Because the shares of Common Stock are traded publicly, no complete assurance can be given that the Company is or will be a "domestically controlled REIT." In addition, a Non-U.S. Shareholder that owns, actually and constructively, 5% or less of the Company's shares throughout a specified "look-back" period will not recognize gain on the sale of his shares under FIRPTA if the shares are traded on an established securities market. Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

TAX ASPECTS OF THE PARTNERSHIP AND SUBSIDIARY PARTNERSHIPS

     Hunton & Williams is of the opinion that, based on certain factual assumptions and representations, the Partnership and each of its subsidiary partnerships (each, a "Subsidiary Partnership") will be classified as partnerships for federal income tax purposes and not as corporations or associations taxable as corporations or as publicly traded partnerships. Opinions of counsel are not binding upon the Service or any court, and no complete assurance can be given that the Service will not challenge the status of the Partnership or a Subsidiary Partnership as a partnership for federal income tax purposes. If the Partnership or a Subsidiary Partnership were treated as a corporation under the publicly traded partnership rules, the Company would not be able to qualify as a REIT. See "Federal Income Tax
Considerations -- Requirements for Qualification -- Income Tests" and "-- Asset Tests" in the Prospectus.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Smith Barney Inc., Alex. Brown & Sons Incorporated, Montgomery Securities, PaineWebber Incorporated and Salomon Brothers Inc are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Smith Barney Inc., Alex. Brown & Sons Incorporated, Montgomery Securities, PaineWebber International (U.K.) Ltd. and Salomon Brothers International Limited are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Smith Barney Inc. ........................................
  Alex. Brown & Sons Incorporated...........................
  Montgomery Securities.....................................
  PaineWebber Incorporated..................................
  Salomon Brothers Inc .....................................

                                                              ----------

  Subtotal..................................................   8,160,000
                                                              ----------

International Underwriters:
  Morgan Stanley & Co. International Limited................
  Smith Barney Inc. ........................................
  Alex. Brown & Sons Incorporated...........................
  Montgomery Securities.....................................
  PaineWebber International (U.K.) Ltd. ....................
  Salomon Brothers International Limited....................

                                                              ----------

  Subtotal..................................................   2,040,000
                                                              ----------
          Total.............................................  10,200,000
                                                              ==========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives", respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares".

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986

(Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $.     a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $.     a
share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,530,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     The Common Stock is listed on the NYSE under the symbol "FCH".

     Each of the Company and Messrs. Feldman and Corcoran have agreed not to, during the period of 90 days from the date of this Prospectus Supplement, and Promus has agreed not to, during the period of 18 months from the date of this Prospectus Supplement, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock pursuant to any employee stock option plans existing on the date of this Prospectus Supplement or upon the redemption or conversion of securities outstanding on the date of this Prospectus Supplement or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bracewell & Patterson, L.L.P., Dallas, Texas. Lawrence
D. Robinson, the Senior Vice President, General Counsel and Secretary of the Company, maintains an "of counsel" relationship with Bracewell & Patterson, L.L.P. In addition, the description of federal income tax consequences contained herein and in the section of the Prospectus entitled "Federal Income Tax Considerations" is based on the opinion of Hunton & Williams, Richmond, Virginia. The validity of the shares of Common Stock offered hereby will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia. Bracewell & Patterson, L.L.P., Hunton & Williams and King & Spalding will rely on the opinion of Miles & Stockbridge, a Professional Corporation, Baltimore, Maryland, with respect to all matters involving Maryland law.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of FelCor Suite Hotels, Inc. as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995 and for the period July 28, 1994 (inception of operations) through December 31, 1994 and the financial statements of DJONT Operations, L.L.C. as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995 and for the period July 28, 1994 (inception of operations) through December 31, 1994 are incorporated by reference in this Prospectus Supplement by reference to the Company's Annual Report on Form 10-K. The combined financial statements of the DS Hotels as of and for the year ended December 31, 1996 are incorporated by reference in this Prospectus Supplement by reference to the Company's Report on Form 8-K, dated June 4, 1997. The above said financial statements have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of the Promus/GE EPT Combined Limited Partnership Hotels, EPT Meadowlands Limited Partnership Hotel and Barshop -- HII Joint Venture Hotel, each as of and for the years ended December 31, 1996 and 1995, are incorporated by reference in this Prospectus Supplement by reference to the Company's Report on Form 8-K dated June 4, 1997. The above said financial statements have been so incorporated in reliance on the reports of Arthur Andersen LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of the AEW Doubletree Portfolio as of and for the year ended December 31, 1996, are incorporated by reference in this Prospectus Supplement by reference to the Company's Report on Form 8-K dated June 4, 1997. The above said financial statements have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

     The financial statements of the PSH Master L.P. I Hotels as of and for the years ended December 31, 1996 and 1995, are incorporated by reference in this Prospectus Supplement by reference to the Company's Report on Form 8-K dated June 4, 1997. The above said financial statements have been so incorporated in reliance on the report of Deloitte & Touche LLP (which expresses an unqualified opinion on those financial statements and includes an explanatory paragraph about the entity's ability to continue as a going concern), independent accountants given on the authority of said firm as experts in auditing and accounting.

                      Caption: "FelCor Suite Hotels, Inc."

1.      First Picture -- Color photo of interior of Sheraton hotel. Caption:
        "Sheraton Crescent Hotel, Phoenix, Arizona."

2.      Second Picture -- Color photo of exterior of Embassy Suites hotel.
        Caption: "Embassy Suites Hotel, Deerfield Beach, Florida."

3.      Third Picture -- Color photo of exterior of Embassy Suites hotel.
        Caption: "Embassy Suites Hotel, Dallas (Love Field), Texas."

4.      Fourth Picture -- Color photo of exterior of Embassy Suites hotel.
        Caption: "Embassy Suites Hotel - Beaver Creek Lodge, Avon (Vail), Colorado."

5. Fifth Picture -- Color photo of exterior of Doubletree Guest Suites hotel. Caption: "Doubletree Guest Suites Hotel, Troy, Michigan."

6.      Sixth Picture -- Color photo of interior of Embassy Suites hotel.
        Caption: "Embassy Suites, Chicago-Lombard, Illinois."

7. Seventh Picture -- Color photo of exterior of Doubletree Guest Suites hotel. Caption: "Doubletree Guest Suites Hotel, Boca Raton, Florida."

8.      Eighth Picture -- Color photo of exterior of Sheraton Suites hotel.
        Caption: "Sheraton Suites Hotel, Chicago (O'Hare), Illinois.

                          [FELCOR SUITES HOTELS LOGO]